Exhibit 2.1

ANNUAL INFORMATION FORM

For the Ten Month Period Ended December 31, 2012

MARCH 28, 2013

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TABLE OF CONTENTS

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ABOUT THIS ANNUAL INFORMATION FORM

All dollar amounts referred to in this Annual Information Form are stated in Canadian dollars, unless otherwise indicated. Lithium Americas Corp. prepares its financial statements following International Financial Reporting Standards (“IFRS”). Accordingly, financial information in this Annual Information Form is presented in accordance with IFRS.

The information in this Annual Information Form is presented as at December 31, 2012 unless otherwise indicated.

In this Annual Information Form, “we”, “us”, “our” and “the Corporation” refer to Lithium Americas Corp. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

Certain of the statements included in this Annual Information Form constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact are forward-looking statements or information. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things:

•                  the sufficiency of the Corporation’s current working capital, anticipated operating cash flow or its ability to raise necessary funds;

•                  the accuracy of mineral reserve and resource estimates;

•                  the estimated cost and availability of funding for ongoing capital requirements;

•                  the effects of laws, regulations and government policies on the Corporation’s operations, including, without limitation, the laws of Argentina;

•                  compliance with environmental, health, safety and other laws and regulations;

•                  obtaining or maintaining necessary permits, licences and approvals from government authorities;

•                  continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned; and

•                  the Corporation’s plans and expectations for its mineral properties.

These statements reflect the Corporation’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Corporation at the time of such assumptions and estimates, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Corporation has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the currency markets (such as the Canadian dollar, Argentinean peso, and the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada and Argentina or other countries in which the Corporation may carry on business in the future; operating or technical difficulties in connection with development and production activities; risks and hazards associated with the business of mineral development and production (including environmental hazards or industrial accidents); risks relating to the credit worthiness or financial condition of suppliers and other parties with whom the Corporation does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Argentina; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with operational inputs and labour; the risks of obtaining or maintaining necessary licenses, permits and approvals from government authorities; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to successfully make and integrate acquisitions; challenges to, or difficulty in maintaining, the Corporation’s title to properties; and the factors identified under “Risk Factors”. Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated on April 28, 2009 under the Business Corporations Act (Ontario). The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value and one Special Share.

The Corporation’s registered and records office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, M5X 1G5. The Corporation’s head office is located at 357 Bay Street, Suite 602, Toronto, Ontario, M5H 2T7.

On July 16, 2009, articles of amendment were filed to remove the private company restrictions. On September 9, 2009, articles of amendment were filed to provide for the issuance of a Special Share and to grant a pre-emptive right to Symatec Inc. (see Description of Capital Structure — Special Share). On April 19, 2010, at a meeting of the shareholders of the Corporation, the shareholders passed a special resolution approving certain amendments to the provisions of the Special Share as evidenced by the amended articles of the Corporation dated April 28, 2010 and approved an amendment to the Corporation’s by-laws to reduce the quorum requirement for shareholder meetings.

On October 12, 2012, the Corporation changed its financial year-end date from February 28 to December 31.  This change was made to conform to a more standardized industry and calendar basis.  For further information on the details of this change, please refer to the Notice of Change in Year End report filed by the Corporation under its profile on SEDAR at www.sedar.com.

Intercorporate Relationships

The Corporation has two subsidiaries, Minera Exar S.A. (“Minera”), which is incorporated under the laws of Argentina, and 2265866 Ontario Inc., which is incorporated under the laws of Ontario. The Corporation owns 100% of the shares of 2265866 Ontario Inc., and 89% of the shares of Minera directly and, to meet the Argentinean corporate law requirement to have a minimum of two registered shareholders, 11% of the shares of Minera are owned indirectly through 2265866 Ontario Inc.  Pursuant to the LOI (as defined below) between the Corporation and JEMSE (as defined below), JEMSE may earn an 8.5% equity interest in Minera at the time that project financing is obtained for the Corporation’s Cauchari-Olaroz Lithium Project (as defined below).

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation is developing one of the world’s largest and lowest cost lithium operations.  The Corporation’s principal property (the “Cauchari-Olaroz Lithium Project”) comprises a significant portion of two adjacent Argentinean salt lakes, Cauchari and Olaroz, covering 83,104 hectares in the “Puna Plateau” region of South America, the most prolific lithium brine region globally. To the best knowledge of Lithium Americas Corp., the Cauchari-Olaroz Lithium Project hosts the 3rd largest lithium brine resource in the world.  The Corporation’s completed Feasibility Study (the “FS”) estimates operating costs for the Cauchari-Olaroz Lithium Project which are one of the lowest in the industry.  Mitsubishi Corporation and Magna International are shareholders in the Corporation, in addition to both companies having off-take arrangements with the Corporation.

Arrangement with Magna International Inc.

Pursuant to the subscription agreement dated September 9, 2009 entered into between Symatec Inc. (“Symatec”), a wholly-owned subsidiary of Magna International Inc., and the Corporation, Symatec acquired 7,500,000 Common Shares for an aggregate subscription price of $3,750,000. This subscription was subject to certain conditions, evidenced in an agreement dated September 9, 2009 between Symatec and the Corporation, and the amended articles of the Corporation dated September 9, 2009.  This agreement was subsequently amended and restated (the “Symatec Agreement”).  The Symatec Agreement and the amended articles of the Corporation dated April 28, 2010 include the following arrangements:

Pre-Emptive Right: Pursuant to the rights associated with its Special Share, a pre-emptive right was granted to Symatec to enable it to maintain, at all times, a minimum percentage interest in the Corporation of initially 17.7%, which was subsequently reduced to 9.9%.

IPO Option: Symatec had also been granted the option (the “Symatec IPO Option”) to participate in the Corporation’s initial public offering (the “IPO”) by purchasing from the Corporation up to that number of Common Shares that would have resulted in Symatec owning 25% of the outstanding Common Shares, on a fully-diluted basis, after giving effect to the IPO but without giving effect to the exercise of any stock options or any other security based compensation plan of the Corporation. Pursuant to the Symatec Agreement, Symatec agreed to participate in the IPO by partially exercising the Symatec IPO Option to subscribe for Common Shares having an aggregate subscription price of approximately $2,000,000.

Off-Take Option: Symatec has the option (the “Symatec Off-Take Option”) (exercisable within 90 days from receipt of written notice from the Corporation of its decision to put any property (other than a property that is acquired with pre-existing off-take agreements in place) into production based upon a bankable feasibility study) to enter into an off-take agreement (the “Symatec Off-Take Agreement”) entitling Symatec to acquire up to 25% of the Corporation’s lithium production, at a 5% discount (such discount to apply for the life of the Symatec Credit Facility, as defined below, only) to market price (based upon the lesser of: (i) a pricing metric to be agreed upon in the Symatec Off-Take Agreement, and (ii) the average sale price (not including any volume or similar discount) for the remainder of the lithium production sold to arm’s length parties) for the life of the mine; provided that should the Corporation enter into an off-take agreement for the purchase of its lithium production with any other customer that provides for more favourable pricing, Symatec shall have the option to amend the Symatec Off-Take Agreement to receive the benefits and obligations of that third party off-take agreement. The Symatec Off-Take Option is conditional on: (A) Symatec exercising its pre-emptive right in respect of future securities issuances in a manner which enables it to maintain a minimum 9.9% equity interest in the Corporation, and (B) Symatec agreeing to provide an interest free loan or credit facility (the “Symatec Credit Facility”) in a principal amount equal to that percentage of the capital costs of bringing any property forming part of the Corporation’s properties (or other relevant property) into commercial production that is equal to the minimum percentage of lithium production to be acquired by Symatec pursuant to the Symatec Off-Take Agreement and, at the Corporation’s request, assisting in the arranging for a credit facility with a third party lender(s) for the same principal amount as the Symatec Credit Facility at competitive commercial rates, such assistance to not require Symatec to incur any costs or assume any obligations including, without limitation, providing any further advances or any form of comfort letter, guarantee or similar obligation or undertaking. For example, if the Symatec Off-Take Agreement is for 25% of the lithium production, Symatec will provide the Symatec Credit Facility in a principal amount which represents 25% of the capital costs of bringing the relevant property into commercial production and assist, at the Corporation’s request, in arranging for a credit facility for another 25% of such capital costs at competitive commercial rates. The determination of such capital costs for this purpose will be based on a bankable feasibility study (prepared by a third party expert to be mutually agreed upon by Symatec and the Corporation), which sets out how much lithium can be produced from the property and the capital costs of bringing such property into commercial production.

Board Director Election: The Corporation issued one non-transferable Special Share to Symatec. The provisions of the Special Share entitle the holder, among other things, to elect one director to the board of directors of the Corporaiton (the “Board”) for as long as Symatec maintains its Special Share. See “Capital Structure — Special Share”.

Options: The Corporation granted to Symatec options to purchase from the Corporation 150,000 Common Shares at any time commencing on September 9, 2009 and continuing up to the date that is the earlier of: (i) September 9, 2014; and (ii) 90 days following the resignation or removal of Symatec’s nominee from the Board, or if Symatec has more than one nominee, all of its nominees, at an exercise price of $0.50 per Common Share. Separate and aside from the Symatec Agreement, an additional 400,000 options were granted by the Corporation to Symatec on February 25, 2010, in lieu of options to Symatec’s Board nominee.  200,000 of such options were cancelled effective September 22, 2011 and 200,000 of such options remain outstanding.

Arrangement with Mitsubishi Corporation

Pursuant to the terms of the subscription agreement between Mitsubishi Corporation (“Mitsubishi”) and the Corporation dated December 23, 2009 (the “Mitsubishi Agreement”), Mitsubishi purchased 2,000,000 units of the Corporation (the “Units”) for an aggregate subscription price of $3,000,000. Each Unit consists of one Common Share and one half of one warrant (the “Warrants”).  Each whole Warrant entitles the holder to purchase one Common Share at an exercise price of $2.00 per Common Share at any time prior to May 13, 2012. These warrants expired on May 13, 2012 without being exercised. This subscription was subject to certain conditions which are more fully described below:

Pre-Emptive Right: Mitsubishi was granted a pre-emptive right enabling it to maintain a minimum 4.0% equity interest in the Corporation at all times, including following the listing of the Common Shares on a prescribed exchange. Mitsubishi had the option to acquire up to that number of Common Shares which will bring its aggregate shareholding up to 9.9% of the Corporation as part of the IPO or a subsequent financing of the Corporation (the “Mitsubishi Minimum Holdings”).  Mitsubishi exercised its right to maintain its 4.0% equity interest in the Corporation and has not since increased its interest in the Corporation to the Mitsubishi Minimum Holdings.

Off-Take Option and Exclusivity Period: Conditional on Mitsubishi maintaining at a minimum a 4.0% equity interest in the Corporation upon completion of the IPO and in any subsequent financing by the Corporation, Mitsubishi will receive:

(i)                                     The option (exercisable within 90 days from receipt of written notice from the Corporation of its decision to put any of its properties (other than a property that is acquired with pre-existing off-take agreements in place) into production based upon a bankable feasibility study) to enter into an off-take agreement entitling Mitsubishi to acquire up to 12.5% of the Corporation’s lithium carbonate including its derivatives and potassium production (the “Lithium and Potassium Products”) at a 5% discount (such discount to apply for the life of the Mitsubishi Credit Facility (defined below) only) to market price (based upon the lesser of: (i) an industry standard pricing metric to be agreed upon in the off-take agreement, and (ii) the average sale price (not including any volume or similar discount) for the remainder of the lithium carbonate production sold to arm’s length parties) for the life of the mine; provided, that, should the Corporation enter into an off-take agreement for the purchase of its lithium carbonate production with any other customer that provides for more favourable pricing, Mitsubishi will have the option to amend its off-take agreement to receive the benefits and obligations of that third party off-take agreement. This foregoing option is conditional on: Mitsubishi agreeing to provide an interest free loan or credit facility (the “Mitsubishi Credit Facility”) in a principal amount equal to that percentage of the capital costs of bringing the Cauchari-Olaroz properties (or other relevant property) into commercial production that is equal to the minimum percentage of lithium carbonate production to be acquired by Mitsubishi, pursuant to the off-take agreement and, at the Corporation’s request, assisting in the arranging for a credit facility with a third party lender(s) for the same principal amount as the Mitsubishi Credit Facility at competitive commercial rates, such assistance to not require Mitsubishi to incur any costs or assume any obligations including, without limitation, providing any further advances or any form of comfort letter, guarantee or similar obligation or undertaking. For example, if the Mitsubishi off-take agreement is for 12.5% of the lithium production, Mitsubishi will provide the interest free Mitsubishi Credit Facility in a principal amount which represents 12.5% of the capital costs of bringing the relevant property into commercial production and assist, at the Corporation’s request, in arranging for a credit facility for another 12.5% of such capital costs at competitive commercial rates. The determination of such capital costs for this purpose will be based on a bankable feasibility study (prepared by a third party expert to be mutually agreed upon by Mitsubishi, Symatec and the Corporation), which sets out how much lithium can be produced from the property and the capital costs of bringing such property into commercial production; and

(ii)                                  The option, exercisable immediately following the completion of the bankable feasibility study, which requires that the Corporation provide written notice to Mitsubishi of this event, to enter into a 75 day exclusivity period with the Corporation to offer to finance all or part of the remaining capital costs of production either through equity, debt or a combination of both (the “Mitsubishi Financing Option”). This exclusivity period expired on October 8, 2012 and the Mitsubishi Financing Option was not exercised.

Board Director Nomination and Increased Off-Take Option: In addition to the rights of Mitsubishi disclosed above, conditional on Mitsubishi increasing its interest in the Corporation to the Mitsubishi Minimum Holdings in the IPO, or at a subsequent financing of the Corporation (if any), and maintaining such percentage interest at the date of exercise of such option, Mitsubishi will receive:

(i)                                     The option to name one nominee director to the list of nominee directors proposed by management of the Corporation for election by shareholders of the Corporation at shareholder meetings called for this purpose. Mitsubishi will not receive a Special Share; and

(ii)                                  The option (exercisable within 90 days from receipt of written notice from the Corporation of its decision to put any of its properties (other than a property that is acquired with pre-existing off-take agreements in place) into production based upon a bankable feasibility study) to enter into an off-take agreement entitling Mitsubishi to acquire up to an additional 12.5% of the Corporation’s Lithium and Potassium Products on the same terms and conditions as set out above.

Mitsubishi Technical Collaboration Letter

By a letter dated January 20, 2010, Mitsubishi agreed to commence the development of a brine study for the recovery of lithium from the Corporation’s lithium brine using Mitsubishi’s technology. The initial stage of testing was completed during 2010.  The Corporation and Mitsubishi have not made any definitive arrangements regarding further development and commercialization of this technology at this time. The Corporation is not obligated to proceed with discussions or enter into a joint technology development agreement with Mitsubishi.

Mitsubishi Memorandum of Understanding

Mitsubishi and the Corporation entered into a memorandum of understanding dated March 11, 2010 setting out, in general terms, Mitsubishi and the Corporation’s intentions on co-development and commercialization of the Cauchari-Olaroz properties. This memorandum of understanding includes, among other matters, the intention of the parties to make commercially reasonable efforts to proceed with the feasibility study on the project, research and development concerning the mineral recovery process to determine the most economical recovery method, and discuss the possibility of forming a joint venture in regards to the project.

Financing History

From incorporation on April 28, 2009 to February 28, 2010, the Corporation raised $20,073,000 through the sale of 37,800,000 Common Shares and 3,500,000 Warrants.

On May 13, 2010, the Corporation completed its IPO of 24,324,400 Common Shares at a price of $1.85 per Common Share for gross proceeds of $45,000,140. In consideration for services provided by underwriters in connection with the IPO, the Corporation paid to the underwriters a cash commission of $2,406,046 and granted 1,300,565 broker warrants, where each broker warrant entitles the holder to purchase one Common Share at a price of $1.85 per Common Share until May 13, 2012.  In addition, PowerOne Capital Markets Limited was paid an advisory fee in connection with the IPO of $440,150 and granted 237,918 broker warrants. The broker warrants issued in connection with the IPO expired on May 13, 2012 without being exercised.

Following the Corporation’s IPO on May 13, 2010, the Common Shares of the Corporation commenced trading on the Toronto Stock Exchange.

During the year ended February 28, 2011, a total of 974,500 and 8,334 share options were exercised at $0.50 and $1.50, respectively, for total proceeds of $499,751.

During the year ended February 29, 2012, 1,050,000 warrants with an exercise price of $0.15, 1,200,000 warrants with an exercise price of $0.50, 383,747 warrants with an exercise price of $1.50, and 50,000 warrants with an exercise price of $2.00 were exercised for proceeds of $1,433,121and 25,000 share options with an exercise price of $1.50 were exercised for proceeds of $37,500.

In January 2012, the Corporation secured a $10 million stand-by credit facility (the “Credit Facility”) from a syndicate of shareholders comprised of Geologic Resource Partners LLC, Pinetree Capital Ltd, and PowerOne Capital Markets Limited.  This Credit Facility is a Canadian denominated credit facility and is secured by a general security agreement which provides a first charge over all of the assets of the Corporation.  The Corporation had the ability to draw down amounts in increments of $2 million, with repayment of any draw downs to be made by January 6, 2015.  Interest accrues at 9.00% per annum, calculated daily and payable semi-annually.  On August 3, 2012, the Corporation’s Credit Facility was amended.  The significant amendments to the agreement included a reduction of the minimum draw down increments of $2 million to $1 million, and PowerOne Capital Markets Limited’s assignment of half of their interest in the Credit Facility to 2215211 Ontario Inc. (another shareholder of the Corporation).  All other terms of the agreement remained substantially the same under the terms of the amended facility.  As of the date hereof, the Corporation has drawn down $5 million under the Credit Facility.

In consideration for the lenders’ commitment under the Credit Facility, the Corporation issued the lenders, in aggregate, 2 million common share purchase warrants of the Corporation.  Each warrant is exercisable into one common share of the Corporation until January 6, 2015 at a price of $1.68.  The Corporation’s stock price at the date of the grant was $1.32.

During the ten month period ended December 31, 2012, 75,000 share options with an exercise price of $0.50 were exercised for proceeds of $37,500.

Subsequent to December 31, 2012, 17,500 share options with an exercise price of $0.50 were exercised for proceeds of $8,750.

Development of the Cauchari-Olaroz Lithium Project (presented by year)

Calendar Year 2010 Developments

In 2010, the Corporation completed its advanced exploration program on its Cauchari-Olaroz Lithium Project. The Corporation’s 2010 drilling program increased the size and the confidence of the resource at Cauchari-Olaroz. The 2010 drill holes were drilled in locations that enabled the Corporation to obtain lithium/potassium brine results from an area approximately double the width (from 2 kilometres (“km”) in width to 4 km in width) of the area used in calculating its initial inferred resource estimate.

Through its 2010 program, the Corporation obtained data necessary to evaluate the fundamental economic and operational parameters of the Cauchari-Olaroz Lithium Project used in the Corporation’s feasibility study, such as pumping rates in the aquifers, number of holes required to enter into production and estimated production rates.

In December 2010, the Corporation filed its updated resource estimate of its Cauchari-Olaroz Lithium Project with the Canadian regulatory authorities. The Corporation’s estimated resources increased by more than 60 percent from the previous resource estimate and the average lithium grades increased by up to 13 percent. The NI 43-101 compliant resource estimate and technical report (the “Resource Estimate”) was completed under the supervision of Dr. Mark King (Groundwater Insight Inc., Nova Scotia, Canada), as an independent Qualified Person. According to available industry data and to the best of the Corporation’s knowledge, the in situ resource estimated to be contained in the Corporation’s Cauchari-Olaroz Lithium Project is the third largest lithium brine deposit in the world.

In 2010, the Corporation also opened an on-site pilot evaporation and analytical laboratory facility. The laboratory facility has full analytical capabilities to analyze lithium, potassium, magnesium and all relevant elements present in the brines at Cauchari-Olaroz. The evaporation facility has the capability of simulating at a small scale, via successive metal pans sunk in the ground, the evaporation process of a future full scale production facility.

Calendar Year 2011 Developments

During 2011, the Corporation commenced testing pumping rates in the aquifers via production wells.  The production wells were used to test the pumping rates in the aquifers down to a depth of 200 meters, while monitoring wells were used to monitor the production wells as they drained down the aquifers.  The Corporation also successfully completed and filled its first large scale pilot evaporation pond (45 meters x 14 meters).  The pond was designed to produce concentrated brine for the production of lithium carbonate at pilot scale, further defining the path to commercial production.  Next the Corporation completed the construction of a larger pilot evaporation pond (100 meters x 100 meters) and several other smaller ponds. These ponds were also filled with brine extracted from the production wells and used to fine tune the overall evaporation process.  The ponds began generating process ready brine in November 2011.  Production from the Corporation’s analytical facility was used to fine tune the final mine design for the feasibility study.

In April 2011, the Corporation announced the results of a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for its Cauchari-Olaroz Lithium Project. The PEA was prepared by the independent engineering firm, ARA WorleyParsons (“ARAWP”). ARAWP has a significant amount of experience in lithium brine processing, having designed and participated in building the world’s largest and lowest cost lithium brine processing facility in Chile. The PEA provided for a 40,000 tonne per annum (“TPA”) lithium carbonate (“LCE”) production facility built in two phases.

Calendar Year 2012 Developments

By January 2012 the Corporation had secured long term land use agreements with five aboriginal communities located on the exploitation area of the Cauchari-Olaroz Lithium Project. Under the terms of the agreements, the Corporation will pay pre-determined fees upon signing of the agreements, approval of the Environmental Impact Statement (“EIS”), as well as annual fees over the 30 year term of the agreements.  Other important aspects of the agreements are to provide employment priority to individuals living in the local communities, to provide training programs to the local communities, to establish joint environmental monitoring programs, and to implement a program to develop local service providers.  Also in January 2012 the Corporation completed its Environmental and Social Baseline Study.

In June 2012 the Corporation announced the results of its FS, which was prepared by ARAWP, hydrogeologic modelling expert AquaResource, a division of Matrix Solutions Inc., and hydrogeology expert Groundwater Insight.  The FS builds upon the Corporation`s PEA.  According to the reserve estimate outlined in the FS, the Corporation’s Cauchari-Olaroz Lithium Project has proven and probable reserves sufficient to operate at a production rate of up to 40,000 TPA of lithium carbonate and up to 80,000 TPA of potash for 40 years, which would include an initial five year ramp-up period.

The reserve and resource estimate for the Cauchari-Olaroz Lithium Project is summarized in the tables below for both lithium and potassium.  The reserve and resource estimates are expressed relative to a lithium grade cut-off of > 354 milligrams per litre (“mg/L”), which was identified as a brine processing constraint.

Lithium Reserve and Resource Summary

Description	mg/L	Lithium (tonnes)	Lithium Carbonate (tonnes)	Brine (m³)
Proven Reserves	679	37,000	197,000	5.50 x 10[7]
Probable Reserves	665	477,000	2,517,000	7.16 x 10[8]
Updated Measured Resource	630	576,000	3,039,000	9.14 x 10[8]
Updated Indicated Resource	570	1,650,000	8,713,000	2.89 x 10[9]

Potassium Reserve and Resource Summary

Description	mg/L	Potassium (tonnes)	Potash (tonnes)	Brine (m³)
Proven Reserves	5,483	302,000	576,000	5.50 x 10[7]
Probable Reserves	5,395	3,863,000	7,378,000	7.16 x 10[8]
Updated Measured Resource	5,156	4,714,000	9,003,000	9.14 x 10[8]
Updated Indicated Resource	4,753	13,755,000	26,271,000	2.89 x 10[9]

Tthe Corporation’s business plan is to build the project in two stages, with each stage consisting of a 20,000 TPA lithium carbonate facility and a 40,000 TPA potash facility.  The second stage is not expected to commence until 2018 and it will be the subject of a separate study to be undertaken by the Corporation.  Stage 2 is expected to improve the already robust project financials for stage 1, as outlined in the FS.  No estimated financial results associated with stage 2 are included in the FS results.

The FS calculates a base case pre-tax net present value (“NPV”) of US$738 million, assuming an 8% discount rate, and an after-tax NPV of US$464 million.  The base case pre-tax Internal Rate of Return (“IRR”) is 23% and after-tax IRR is 20%.  The FS estimates cash operating costs for lithium carbonate at US$1,876 per tonne, or US$1,332 per tonne if expressed on a net cash operating cost basis (ie. if the cash operating margin benefits of potash are deducted from the cash operating costs of lithium carbonate, which is customary in the mining industry when reporting the costs of the main product vs. the by-product).  The FS estimates initial capital costs associated with lithium carbonate production to be US$269 million, and initial capital costs associated with potash production to be US$45 million.

The FS results indicate that the Corporation is expected to have one of the largest and lowest cost lithium operations in the industry.  See “Description of the Business — Mineral Projects” below.

In July 2012, the Corporation filed the full National Instrument 43-101 compliant FS with the Canadian securities regulators.  The FS is available online under the Corporation’s profile at www.sedar.com and on the Corporation’s website.

In August 2012, the Provincial Environmental Agency of Jujuy Province, Argentina (“UGAM”) recommended approval of the EIS for the construction of the Corporation’s Cauchari-Olaroz Lithium Project.

Given the potential economic value of the Corporation’s Cauchari-Olaroz Lithium Project, as reflected in the Corporation’s FS, the Corporation received several new expressions of interest in financing its project, in addition to the agreements that the Corporation already had with its strategic investors.  In order to better manage these project financing discussions, in November 2012 the Corporation created an Executive Committee of its board of directors to oversee the process of soliciting financing proposals for the development of the Corporation’s Cauchari-Olaroz Lithium Project, and to oversee discussions with current and prospective strategic partners.  The Executive Committee is comprised of John Kanellitsas (Committee Chair), Constantine Karayannopoulos, and Tom Hodgson (Executive Chairman of the Corporation), supported by the Corporation’s CEO, Waldo Perez.  The Executive Committee is assisted in this effort by Scotia Capital, acting as Lithium Americas’ financial advisor.

Also in November 2012, the Corporation received approval for the construction of its Cauchari-Olaroz Lithium Project from the Committee of Experts of the province of Jujuy.  The Committee of Experts is tasked with assessing the impact and benefits to the province of Jujuy of any proposed lithium project.

Committee of Experts’ approval was granted following the Corporation entering into a letter of intent (“LOI”) with Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”).  JEMSE is the government of Jujuy’s mining investment company, involved in the development of mining projects in the province of Jujuy.  The LOI with JEMSE, whereby JEMSE will acquire an 8.5% equity interest in the Cauchari-Olaroz Lithium Project, provides the Corporation with valuable management services in order to develop its world class lithium project.  These management services include:

•                  Liaison with the national customs authorities to facilitate import of all the necessary equipment and components, primary materials and/or necessary services for the development of the project and the export of products.

•                  Liaison with the governing bodies of the province of Jujuy and the municipality of Susques.

•                  Liaison with the authorities of the Republic of Argentina’s Central Bank to facilitate the import and export of currency.

•                  JEMSE to obtain a list of local providers such that the Corporation can make an appropriate selection based on their qualifications.  Priority will be given to local providers to ensure quality, opportunity, price and local participation on the basis of the project schedule, financial requirements, and best practices.

JEMSE will be required to cover its pro rata share of the financing requirements for the construction of the Cauchari-Olaroz Lithium Project.  These funds will be loaned to JEMSE by the Corporation and will be repayable out of one-third of the dividends to be received by JEMSE from Minera over future years of the Cauchari-Olaroz Lithium Project.  The distribution of dividends to JEMSE and other shareholders in Minera will only commence once all commitments related to the project and debt financing are met.

The terms of the JEMSE LOI with the Corporation are comparable to a similar agreement entered into between JEMSE and another Jujuy-based lithium development company.  A most favoured nations clause ensures that, should JEMSE reach an agreement with any other lithium company on terms that are more favourable than those in the Corporation’s LOI, those more favourable terms will automatically apply to the Corporation’s agreement with JEMSE.  A definitive agreement with JEMSE is expected to be executed at the time that project financing is obtained.

In December 2012, the Corporation received final project approval for the construction of its Cauchari-Olaroz Lithium Project.  Upon the recommendation of the Committee of Experts, the Jujuy Government executed the final decree, through the joint resolution of the Production Minister and Secretary to the Government, which approved the development of the Corporation’s Cauchari-Olaroz Lithium Project.  Such approval included water use permitting, confirmation of mining licences in good standing, environmental approval for lithium and potash production, and all other permits required to start project construction.

Business Outlook for 2013

The following contains forward-looking statements about our business outlook for 2013. Reference should be made to “Forward-Looking Statements” on page 1 and for a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see “Description of the Business — Risk Factors” at page 33.

Key milestones that will drive the commercialization of the Corporation’s Cauchari-Olaroz Lithium Project include:

Negotiation of Project Financing and Agreements with Strategic Partners:  Negotiations with strategic partners regarding investment and overall project financing have already commenced, and are expected to conclude within calendar year 2013.

Detailed Engineering:  Current estimates indicate that detailed engineering work should be completed within 9 to 12 months of its commencement.  The Company intends to commence detailed engineering in calendar year 2013, subject to achieving funding commitments for this purpose from strategic partners/investors.

DESCRIPTION OF THE BUSINESS

Summary

Lithium Americas Corp. is developing one of the world’s largest and lowest cost lithium operations. The Corporation currently has rights over approximately 165,353 hectares (ha) in five salt lakes in the Jujuy and Salta Provinces of Argentina.

Main Property Package (Cauchari-Olaroz Lithium Project)

The Corporation’s main property (83,104 ha) comprises a significant portion of two adjacent salt lakes, Cauchari and Olaroz, located in Jujuy, Argentina. According to available industry data, and to the best of the Corporation’s knowledge, the Corporation’s Cauchari-Olaroz Lithium Project hosts the third largest known lithium brine resource in the world. The Corporation’s operating costs to produce battery grade lithium carbonate are projected in its FS to be one of the lowest in the industry, and significantly lower than hard rock lithium projects.  The Corporation believes it can develop the Cauchari-Olaroz Lithium Project into a world-class lithium producer in both size and quality.

A FS has been completed on the Cauchari-Olaroz Lithium Project by the independent engineering firm ARAWP, hydrogeologic modelling expert AquaResource, a division of Matrix Solutions Inc. (“AQR”), and hydrogeology expert Groundwater Insight (“GWI”). The FS was filed with the Canadian securities regulators on July 24, 2012.  The FS builds upon the Corporation’s PEA, prepared by ARAWP and GWI and filed on SEDAR in May 2011.  ARAWP has a significant amount of experience in lithium brine processing, having designed and participated in building the world’s largest and lowest cost lithium brine processing facility in Chile. The FS concludes that the Corporation’s lithium project has the potential to be one of the largest and lowest cost lithium operations in the industry. The FS’s base case NPV, assuming an 8% discount rate, is US$738 million pre-tax, and US$464 million post-tax. The entire FS can be found on SEDAR under the Corporation’s profile at www.sedar.com.

Prospective Land Holdings (Incahuasi, Pocitos, and Arizaro)

The Corporation holds additional exploration prospects within three other salt lakes in the “Puna Plateau”, aggregating to approximately 82,249 ha.

Mineral Projects

The following summary is extracted from the FS, which is hereby incorporated into this Annual Information Form by reference.

Summary

Terms of Reference

Groundwater Insight & AquaResource Terms of Reference

Groundwater Insight and AquaResource, a division of Matrix Solutions Inc., prepared Resource and Reserve Estimates for Lithium and Potassium at the Cauchari and Olaroz Salars, Jujuy Province, Argentina (the “Reserve Estimate”) on behalf of Lithium Americas Corp. (the “Company” or “LAC”). The estimates apply to lithium and potassium contained in brine within the basin of the Olaroz and Cauchari Salars, two adjacent salt lakes in the Jujuy Province of northwestern Argentina. These Resource and Reserve Estimates, and supportive information, are presented in Section 14 and 15 of the FS, with references therein to support information throughout this report.

The format and content of this Resource and Reserve Estimate are prepared in accordance with the requirements of National Instrument 43-101 — Standards of Disclosure for Mineral Projects, including Form 43-101F1 — Technical Report and Companion Policy 43-101CP — To National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators (“NI 43-101”). This is consistent with the Ontario Securities Commission (OSC) Staff Notice 43-704 (dated July 22, 2011), in which it is stated that the OSC considers brine projects to be mineral projects, as defined in NI 43-101. Additional discussion of the NI 43-101 Standards as they relate to brine deposits is provided in Section 2.4.

Preparation of the Resource and Reserve Estimates were supervised by Dr. Mark King, P. Geo. (Groundwater Insight), a “qualified person” (a “QP”) who is “independent” of LAC, as such terms are defined by NI 43-101. The technical lead for the numerical modelling that forms the basis of this Reserve Estimate was Daron Abbey, P.Geo. (AquaResource), also an independent QP. Dr. King supervised the preparation of two previous Technical Reports for LAC (King, 2010a and 2010b) which were filed with the Canadian Regulatory Authorities in February 2010 and December 2010, respectively. For the project Dr. Barry Smee, P.Geo., was relied upon for components related to analytical Quality Assurance and Quality Control (QA/QC) (Smee and Associates Consulting Ltd.).

The central focus of the Resource and Reserve Estimates is the numerical groundwater model constructed using FEFLOW software, to estimate brine reserves on the LAC property. The model is based on drilling, sampling, pump testing and geophysical data provided by LAC, and on the interpretations of LAC professional staff and consultants. Dr. King, as supervising QP for the Reserve Estimate, provided an independent review and summary of the numerical modelling methods and results, and all supporting information.

ARA WorleyParsons Terms of Reference

At the request of LAC, ARA WorleyParsons (ARAWP) prepared the engineering, cost and economic estimate sections of the Feasibility Study for the production of Lithium Carbonate and Potash (“Feasibility Study” or “FS”), based on the Resource and Reserve Estimates completed by Groundwater Insight and AquaResource. The primary focus of the Feasibility Study is to prepare a NI 43-101 compliant, independent technical appraisal of the economic viability of the lithium and potassium reserves contained in these properties.

In the preparation of the FS, ARAWP relied extensively on LAC and on its independent consultants, as cited in the text of the FS and the references, for information on costs, prices, legislation and tax in Argentina, as well as for general project data and information.

Preparation of the sections corresponding to ARAWP were supervised by Mr. R. J. Kelley, B. Sc. Chem. Eng., a “qualified person” under the terms of NI 43-101, who is “independent” of LAC, as such terms are defined by the same regulation, and under contract to ARA WorleyParsons. Mr. Kelley supervised the preparation of the previous ARA WorleyParsons Technical Report for LAC titled “Preliminary Assessment and Economic Evaluation of the Cauchari-Olaroz Lithium Project, Jujuy Province, Argentina” filed with the Canadian Regulatory Authorities in May 2011.

The format and content of the FS has been prepared in accordance with the requirements of National Instrument 43-101 — Standards of Disclosure for Mineral Projects including Form 43-101F1 — Technical Report and Companion Policy 43-101CP — To National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators.

In Section 3 a table showing the expert name and his affiliation is presented, indicating clearly the author(s) responsible for each section.

LAC’s Development Strategy for its Mineral Properties

According to the Reserve Estimate, LAC’s Cauchari and Olaroz properties have proven and probable reserves sufficient to operate at a production rate of up to 40,000 tonnes per annum (“TPA”) of lithium carbonate and up to 80,000 TPA of Potash for 40 years, including a gradual build-up to full production over the first five years of operation. Given the above, LAC’s business plan contemplates building the project in two stages, with the first stage representing a 20,000 tonnes per annum (“TPA”) lithium carbonate plant and a 40,000 TPA Potash plant. The second stage, also consisting of an additional 20,000 TPA Lithium Carbonate plant and a 40,000 TPA Potash plant, is expected to be built a few years after the completion of stage 1. Consequently, ARAWP has developed the basic engineering for the first stage facilities at a Feasibility Study level, but given the two-stage construction timetable for the project, it was not deemed feasible at this time to represent stage 2 at the confidence level required in a FS. For this reason, no projections related to the anticipated second stage development are included in this report.

It is important to note, that in the event that LAC, for whatever reason, delays the implementation of the second stage, the estimated reserve life would be extended accordingly, but such potentially longer reserve life has not been considered or factored into this report.

Property Location, Description and Ownership

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 kilometers (“km”) northwest of San Salvador de Jujuy, the provincial capital. The salars extend in a north-south direction from S23º18’ to S24º05’ and in an east-west direction from W66º34’ to W66º51’. The average elevation of the salars is 3,940 meters. The midpoint between the Olaroz and Cauchari Salars is located on Highway 52, 55 km west of the Town of Susques where the LAC field offices are located. The nearest port is Antofagasta (Chile), located 530 km west of the Project.

LAC has negotiated, through its Argentinean subsidiary Minera Exar S.A., mining and exploration permits, and has requested from mining authorities exploration and mining permits covering a total of 83,993 hectares (“ha”) in the Department of Susques, of which 83,104 ha have been granted to date. The claims are contiguous and cover most of the Cauchari Salar and the eastern portion of the Olaroz Salar. The aggregate property payment required by LAC under the agreements is US$ 6,480,000. Of this amount, LAC has thus far paid US$ 4,555,000. Payment of US$ 1,925,000 is pending, including US$ 985,000 for a section of mining property located in northern Olaroz, which is in dispute with the property sellers but outside the Reserve Estimate zone.

Under LAC’s usufruct agreement with Grupo Minero Los Boros S.A., LAC agreed to pay Grupo Minero Los Boros S.A. a royalty of US$ 300,000 at the beginning of commercial production and a three percent net profit interest on commercial production from the Project (3% NPI).  LAC has the option to purchase the 3% NPI royalty for a one-time payment of US$ 7,000,000.

Separately, under LAC’s usufruct agreement with Borax Argentina S.A., on May 15th 2011 LAC acquired its usufruct rights to Borax’s properties in the area and started to pay Borax Argentina S.A. an annual royalty of US$ 200,000 in April of each year. There are no other royalties related to LAC’s Cauchari-Olaroz Properties.

The above mentioned agreements with private mineral rights owners are independent of, and do not impinge upon the right of the Provincial Government to charge a royalty of up to 3% of the value of the mineral at well head.

Geology

There are two dominant structural features in the region of the Cauchari and Olaroz Salars: north-south trending high-angle normal faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep horst-and-graben basins which are accumulation sites for numerous salars, including Olaroz and Cauchari. Basement rock in this area is composed of Lower Ordovician turbidites (shale and sandstone) intruded by Late Ordovician granitoids. It is exposed to the east, west and south of the two salars, and generally along the eastern boundary of the Puna Region.

The salars are in-filled with flat-lying salar deposits, including the following five primary informal lithological units that have been identified in drill cores:

•                                Red silts with minor clay and sand;

•                                Banded halite beds with clay, silt and minor sand;

•                                Fine sands with minor silt and salt beds;

•                                Massive halite and banded halite beds with minor sand; and

•                                Medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca Fan, which partially separates the Olaroz and Cauchari Salars. Route 52 is constructed across this alluvial fan. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with fans of varying sizes.

A hydrostratigraphic model was developed for the brine Resource Estimate (King 2010b) and was updated for this Report. At the Resource Estimate stage, the model supported an estimate of bulk in situ brine volume, with preliminary characterization of brine recoverability based on a porous media parameter known as specific yield. For the Reserve Estimate stage, the characterization of brine recoverability was considerably enhanced. The hydrostratigraphic model was incorporated into a numerical groundwater model, and the following groundwater flow and solute transport parameters were assigned to the model layers:

•                                Boundary conditions for lithium and TDS;

•                                Recharge and evaporation at the ground surface;

•                                Lateral surface and subsurface recharge to the salar;

•                                Hydraulic conductivity, storage characteristics, and specific yield of aquifers and aquitards; and

•                                Dispersivity and diffusion of dissolved constituents.

The numerical model was calibrated to pre-pumping steady-state conditions and short term dynamic pumping tests conducted by LAC. It was then used to simulate long term brine recovery, which provided the basis for the Reserve Estimate. As a preliminary step in preparing the numerical model, the previous Resource Estimate was re-evaluated and updated.

Mineralization

The brines from Cauchari are saturated in sodium chloride with total dissolved solids (TDS) on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include: potassium, lithium, magnesium, calcium, sulphate, HCO3, and boron as borates and free H3BO3. Since the brine is saturated in NaCl, halite is expected to precipitate during evaporation. In addition, the Cauchari brine is predicted to initially precipitate ternadite (Na2SO4) as well as a wide range of secondary salts that could include: astrakanite (Na2Mg(SO4)2·4H2O), schoenite (K2Mg(SO4)2·6H2O), leonite (K2Mg(SO4)2·4H2O), kainite (MgSO4·KCl·3H2O), carnalite (MgCl2·KCl·6H2O), epsomite (MgSO4·7H2O) and bischofite (MgCl2·6H2O).

Exploration Concept and Status

The following exploration programs were conducted to evaluate the lithium development potential of the Project area:

•                                Surface Brine Program — 55 brine samples were collected from shallow pits throughout the salars to obtain a preliminary indication of lithium occurrence and distribution.

•                                Seismic Geophysical Program — Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences, and siting borehole locations.

•                                Gravity Survey- A limited gravity test survey was completed to evaluate the utility of this method for determining depths to basement.

•                                Time Domain Electromagnetic (TEM) Survey — TEM surveying was conducted to attempt to define fresh water and brine interfaces within the salar.

•                                Air Lift Testing Program — Testing was conducted within individual boreholes as a preliminary step in estimating aquifer properties related to brine recovery.

•                                Vertical Electrical Sounding (VES) Survey — A VES survey was conducted to attempt to identify fresh water and brine interfaces, and extensive fresh water occurrences.

•                                Surface Water Sampling Program — An ongoing program is conducted to monitor the flow and chemistry of surface water entering the salars.

•                                Pumping Test Program — Pumping and monitoring wells were installed and pumping tests were conducted at five locations, to estimate aquifer properties related to brine recovery and fresh water supply.

•                                Boundary Investigation — This test pitting and borehole program was conducted to assess the configuration of the fresh water/brine interface at the salar surface and at depth, at selected locations on the salar perimeter.

•                                Reverse Circulation (RC) Borehole Program — Dual tube reverse circulation drilling was conducted to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1487 field brine samples (and additional Quality Control samples).

•                                Diamond Drilling (DD) Borehole Program — This program was conducted to collect continuous cores for geotechnical testing (RBRC, grain size and density) and geological characterization. The program included 29 boreholes, some of which were completed as observation wells for future brine sampling and monitoring, and collection of 127 field brine samples (and additional Quality Control samples).

•                                Numerical Modelling — A detailed numerical evaluation of existing natural brine conditions and predicted responses to long term brine pumping was conducted to support the Reserve Estimate.

•                                A Reserve Estimate was prepared, based on the integration, analyses and interpretation of results from the above outlined exploration programs. Conclusions are summarized in the following Section.

Mineral Resource and Reserve Estimates

Key summary and conclusion points are as follows:

•                                The lithium and potassium reserves described in this report occur in subsurface brine. The brine is contained within the pore space of salar deposits that have accumulated in a structural basin.

•                                A numerical groundwater model was developed for the central area of the basin, to support this Reserve Estimate. The model simulates long term brine recovery, and is based on a rigorous assembly of groundwater flow and solute transport parameters. As a preliminary step in preparing the numerical model, the previous Resource Estimate was re-evaluated and updated.

•                                It is the opinion of the independent QPs that the dataset used to develop the numerical model is acceptable for use in the Reserve Estimate.

•                                A Reserve Estimate for the Project is summarized in Table 1-1 and Table 1-2 for lithium and potassium, respectively. Both sets of results are expressed relative to a lithium grade cut-off of > 354 mg/L, which was identified as a brine processing constraint by LAC engineers. Full details of the Reserve Estimate are provided in Section 15 of the FS.

Table 1-1:                         Lithium Resource and Reserve Summary

	Average Lithium	Mass Cumulated (cut-off 354 mg/L)		Brine Volume
Description	Concentration (mg/L)	Li (tonne)	Li2CO3 (tonne)	(m³)
Proven Reserves	679	37,000	197,000	5.50 x 10[7]
Probable Reserves	665	477,000	2,517,000	7.16 x 10[8]
Updated Measured Resource	630	576,000	3,039,000	9.14 x 10[8]
Updated Indicated Resource	570	1,650,000	8,713,000	2.89 x 10[9]

Table 1-2:                         Potassium Resource and Reserve Summary

	Average Potassium	Mass Cumulated (cut-off 354 mg/L)		Brine Volume
Description	Concentration (mg/L)	K (tonne)	KCl (tonne)	(m³)
Proven Reserves	5483	302,000	576,000	5.50 x 10[7]
Probable Reserves	5395	3,863,000	7,378,000	7.16 x 10[8]
Updated Measured Resource	5156	4,714,000	9,003,000	9.14 x 10[8]
Updated Indicated Resource	4753	13,755,000	26,271,000	2.89 x 10[9]

•                                The values in Table 1-1 and Table 1-2 are expressed as total contained metals. Reserve Estimate values are based on numerical model predictions of pumped brine (pre-processing).

•                                Extensive sampling indicates that the brine has a relatively low magnesium/lithium ratio (lower than three, on average), suggesting that it would be amenable to conventional lithium recovery processing. The brine is relatively high in sulphate which is also advantageous for brine processing because the amounts of sodium sulphate or soda ash required for calcium removal would be relatively low.

Brine Processing

LAC and its consultants have subjected the brine chemistry of the Cauchari deposit to a process simulation, using state-of-the-art physicochemical properties estimation methods and process simulation techniques for phase equilibrium of solids in electrolytes (brine), specially prepared for this project. This work has been supported by the results of laboratory evaporation test work and test work at both the pilot plant and the pilot ponds. It should also be mentioned that the production of Lithium Carbonate is the main focus of the project; however, experimental work has proven it is feasible to produce Potash from the recovery of discards of the previous process; therefore this study includes this option.

Lithium Carbonate and Potash Production

Simulation results show that the process route for the Cauchari brines will be the one presented in Figure 17-7 of the FS. As the figure indicates, brine extracted from the salar wells is subjected to solar evaporation in the pre-concentration ponds, allowing the removal of sulphates and other unwanted salts; then lime is added to remove magnesium and most of the sulphates. After another concentration stage at the corresponding ponds, the concentrated lithium-rich brine is fed to the Lithium Carbonate plant and left over salts are the input for the Potash plant.

The initial stage at the Lithium Carbonate plant is where boron is extracted through an organic solvent extraction process. Afterwards, the brine goes into two carbonation stages with sodium carbonate, after which Lithium Carbonate is obtained.

Potash is obtained from the left over salts by means of a milling, attrition, repulping and flotation process.

In the next two tables, operating criteria are presented for both the Lithium Carbonate plant and the Potash plant.

Table 1-3:        Lithium Carbonate Plant Operating Criteria

Description	Unit	Value
Li2CO3 production	Tonnes per year	20,000
Feed grade of Li	%	0.052
Annual operation days	days	330
Annual operation hours	hours	7,700
Availability	%	90.4
Utilization (22 h/d)%		97.2
Design factor	—	1.2

Table 1-4:        Potash Plant Operating Criteria

Description	Unit	Value
KCl production (fertilizer grade)	Tonnes per year	40,000
Feed grade of KCl (average)%		17
Annual operation days	days	330
Annual operation hours	hours	7,700
Availability	%	90.4
Utilization (22 h/d)%		97.2
Design factor	—	1.2

Site Infrastructure and Buildings

Equipment, Wells & Ponds

Well Production Equipment Selection

For the production wells, submersible electric pumps are considered, with a designed slotted casing, to be located in the largest lithium concentrated brine layers. These pumps will send the brine to evaporation ponds.

Evaporation Ponds

For process ponds design, an evaporation rate of 2,554 mm per year was considered, this rate corresponds to measured values at the site where the ponds will be located.

Using the above mentioned evaporation rate, total evaporation ponds surface required for the production of 20,000 TPA of Lithium Carbonate and 40,000 TPA of Potash is 656 ha, of which 60 ha are required for harvest and maintenance work.

Brine transfer between the successive evaporation ponds will be mainly gravitational; when this is not possible, self-priming pumps will be used.

Salt Harvest Equipment

Pond design and operation makes it necessary to remove the salt deposits formed at the bottom of the ponds after a period of time. For this purpose, typical earthmoving machinery will be used, such as bulldozers, front end loaders and dump trucks. This service will be sub-contracted.

Site Infrastructure and Support Systems

The facilities and areas to build the Lithium Carbonate and Potash plants (including generators) are:

•                                Process Buildings: 40,800 square meters ( m2)

•                                Products and Supplies Warehouses: 9,200 m2

•                                Combined Heat and Power Unit, Substations and Electrical Rooms: 4,500 m2

Natural Gas Pipeline

The Project considers the construction of a 4’’ diameter pipeline, with a total length of 50 km. It enters a city gate installed on LAC’s property, where the distribution pressure inside the Lithium Carbonate and Potash plants and the Combined Heat and Power Unit (CHP) is regulated.

Combined Heat and Power Unit

The CHP operates on natural gas and uses diesel as backup fuel. To provide the required energy for the brine extraction wells, evaporation ponds, Lithium Carbonate plant and Potash plant, the generation capacities are electrical power of 8.4 mega watts (“MW”) and thermal power 8.6 MW.

Four electric generators are required, each one with a generating capacity of 2.1 MW, to operate at 4,000 meters above sea level (“masl”) and deliver a total capacity of 8.4 MW.

Taking advantage of the heat content of combustion gases and cooling oil, thermal power equivalent to 8.6 MW are co-generated. This heat is used to maintain the process fluids at a suitable temperature and allow the desired chemical reactions to develop.

Other Buildings

Closed buildings have been designed for areas with greater permanence of operators, for process areas and buildings, and for electrical and control rooms. The storage building for the soda ash will be steel built and covered with metallic siding. Lithium Carbonate will be stored in a closed building to protect it from dust contamination due to the strong winds prevailing in this area. The chemicals storage building for the solvent extraction plant will be built and covered with metallic siding and have appropriate ventilation and security measures.

A permanent camp, for approximately 120 people of 9,000 m2, is considered. Offices, dining facilities, maintenance workshops, spare parts warehouse, laboratory, locker building and parking lots occupy an area of 15,000 m2.

Security

A metallic perimeter fence will be built surrounding the Lithium Carbonate plant, warehouses, administrative offices and camp. Given the location of the facilities, it is not necessary to enclose the pond area. Nevertheless, the pond area is to be illuminated, to allow night work and improve security.

A metallic peripheral fence will be installed at each brine well facility, giving access protection to main equipment, instruments and valves.

Access and Site Roads

Access to the plant site is via paved National Highways 9 and 52, which connect the site to San Salvador de Jujuy and Salta in Argentina. In addition, Highway 52 connects to Paso Jama, a national border crossing between Chile and Argentina, providing connection to Chilean Route 27 and granting convenient access to Antofagasta and Mejillones, likely embarkation ports for the product.

Access to the plant site is possible through a gravel road (Route 70) which skirts the west side of the salars, this road is approximately 1 km from the plant site.

Fuel Storage

The need for fuel storage at the plant site is limited, since power generation and plant and camp heat requirements are to be met through natural gas, thus fuel storage needs are only for vehicle operation and emergency power.

Fresh and Potable Water

Water demands for industrial use will be supplied by groundwater collecting adjacent to the salar. The wells will be located in the studied subbasins which presented favourable results. Installations for the production of Lithium Carbonate will be located close to industrial water wells.

For the overall project, the estimated average consumption of industrial water is 80 liters per second (“L/s”) ± 20%.

Market Studies and Contracts

Lithium Market Study

LAC engaged a consulting firm, signumBOX Inteligencia de Mercados of Santiago, Chile, to prepare a lithium carbonate market study which is summarized in the text of this report.  Herein we present the main findings of that study, which was completed in November 2011.

Lithium Demand Forecast: 2011 — 2025

It is expected that during the next 14 years the consumption for lithium will grow at an annual average rate of around 10%, reaching about 499,000 metric tonnes (“MT”) in 2025 in a base scenario. Lithium is demanded by the market in different forms or compounds, depending on its final application. According to the market study source, lithium hydroxide is the compound with highest expected growth, as indicated in the following table:

Table 1-5:        Lithium consumption (MT) by compound — CAGR (base scenario)

Compound MT LCE	2011 Demand forecast	2011 — 2025
Lithium Carbonate	66,736	10.0%
Lithium Hydroxide	27,533	14.5%
Lithium Concentrate	19,229	4.7%
Lithium Metal	7,755	6.3%
Butil-lithium	7,293	6.9%
Lithium Chloride	7,616	5.9%
Other lithium compounds	3,983	8.7%
Total Demand	140,056	10.1%

CAGR: Compound Annual Growth Rate

Source: signumBOX estimates

Worldwide Lithium Supply

It is expected that total worldwide lithium supply in 2011 will reach about 140,000 to 150,000 MT expressed as lithium carbonate equivalent. Most of the supply (59%) will be produced from brines, while the rest of the supply will originate from hard rock minerals. About 13% of total lithium supply will be consumed as lithium concentrate in industries such as glass and ceramics.

There are many uncertainties regarding production capacity in the industry in the long term; main uncertainties are regulation in Chile and price strategy from major low cost producers.

In the last several years, more than 90 lithium projects have been announced. According to a methodology developed by signumBOX, which ranks the projects according to their geological and general characteristics, less than 10 projects have a chance to become part of the lithium supply in the mid-term. Galaxy Resources, with its Mt. Cattlin lithium project in Australia, was the hard rock project with the highest evaluation, and which is currently shipping spodumene from Australia to its lithium carbonate plant in China.

The top three projects based in salar brines are located in Argentina: Cauchari (Lithium Americas Corp.), Olaroz (Orocobre Limited) and Sal de Vida (Lithium One Inc., now merged with Galaxy Resources). Rincon Lithium is a project located in Salar del Rincon (also in Argentina); which apparently has already started producing limited quantities of lithium carbonate.

In this scenario, by 2015 these new projects would add approximately 50,000 MT of LCE of production capacity, as Figure 1-1 indicates. If Chile removes its existing ban and allows new companies to exploit lithium, the additional production capacity estimate could be higher.

Figure 1-1:           Production capacity from current producers and newcomers

Source: signumBOX estimates

Estimating production capacity after 2020 is much more difficult since no one knows which new projects may come under evaluation in the coming years. If it is assumed that from 2020 onwards production capacity from newcomers and current producers remains at 150,000 and 330,000 MT, respectively, then a greater tightness in the market and even shortages may appear, as shown in the high growth scenario in Figure 1-2. That situation would occur if hybrid and electric vehicles powered by lithium batteries come sooner to the market in a commercial scale than in the base scenario presented in the previous section, and if other battery applications (such as grid storage) and aluminum-lithium alloys for aircrafts, for instance, are developed more rapidly and intensively.

Figure 1-2:           Production capacity and lithium consumption

Lithium Carbonate Prices

Current Lithium Carbonate prices are in the range of US$ 6,000 — US$ 6,500 per tonne.

Recently FMC Corporation and Chemetall (Rockwood Lithium) have announced price increases. The main reason behind these decisions is basically higher raw materials costs, in particular soda ash. Lithium Carbonate prices should remain at current levels in real terms at least in a short to mid-term situation.

If new capacity is not added after 2020, prices should reflect the shortage commented on earlier. In that case, the long-term price for Lithium Carbonate should be in the range of 7,000 to 9,000 US$/MT of LCE in real terms and in the range of 13,000 to 17,000 US$/ MT of LCE in nominal terms. If new capacity is added and capacity utilization remains at 60 — 70%, prices should remain at current levels (in real terms). Figure 1-3 shows our price estimates.

Figure 1-3:           Lithium Carbonate Prices - Real (2011 prices)

Potash Market Study

LAC purchased from CRU International Limited (London, UK) a Potash market study which is summarized in the text of this report. Herein we present the main findings of that study, which was completed in July 2011:

Demand Outlook

In 2009, two years after hitting a record 54.4 million tonnes, worldwide Potash deliveries slumped to just 28.6 million tonnes, nearly half the 2007 level, however by the start of 2010, Potash prices had fallen to more sustainable levels relative to crop prices and allowed sales volumes to recover.

Potash deliveries in 2011 totaling 55-56 million tonnes are considered to be several million tonnes below trend levels. Potash prices are expected to remain elevated due to the concern in some major markets, particularly China, but providing prices are not pushed excessively high. The prospects for growth in Brazil, India and SE Asia are very positive. Global demand is forecast to stand at 74.6 million tonnes in 2020, as shown on Table 1-6.

Table 1-6:        Recent (r) & Forecast (f) Potash Deliveries (000 tonnes)

	2006 (r)	2007 (r)	2008 (r)	2009 (r)	2010 (r)	2015 (f)	2020 (f)	CAGR*
China	9,567	12,330	7,353	4,502	9,080	13,605	17,364	6.7%
United States	8,425	9,364	8,576	3,778	8,832	9,549	9,669	0.9%
Brazil	6,129	7,705	6,415	4,446	7,512	10,216	12,429	5.2%
India	3,446	3,874	6,010	5,444	6,238	7,563	9,201	4.0%
SE Asia	4,188	4,294	4,917	2,077	5,384	6,819	8,017	4.1%
ROW**	15,871	16,881	16,534	8,318	16,005	17,242	17,955	1.2%
World Total	47,626	54,449	49,806	28,566	53,052	64,994	74,636	3.5%

*            Compound annual growth rate, 2010-2020.                                 **   Rest of the World

Source: Potassium Chloride Ten Year Outlook 2011 - CRU

The key long-term global demand driver continues to be the need to increase global crop production to meet the requirements of the world’s growing population, including the increasing demand for higher value foodstuffs that require intensive use of fertilizers. The efforts to raise yields from existing cropland in China and India, and expansion of cultivated land in Brazil and SE Asia, will be important components of Potash demand growth.

Supply Outlook

By the end of 2010, the world Potash industry had capacity for 65.5 million TPA of Potash. In the five years since 2005, this capacity has increased by 8.4 million TPA. Two thirds of the current total capacity is located in just three countries — Canada, Russia and Belarus. Worldwide, ten companies control 94% of the total capacity, with the three largest accounting for one half of the total.

Whereas 2009 was characterized by lengthy shutdowns at many facilities in response to sharply lower sales volumes, in 2010 producers enjoyed a swift return to the booming mining conditions witnessed prior to the escalation of the financial crisis in September 2008. As a consequence, global Potash production soared to a total of 51.2 million tonnes in 2010, which is only 3.4 million tonnes lower than the all-time peak of 54.5 million tonnes in 2007.

Table 1-7:        Forecast of Potash Capacity (million tonnes)

	2010 (r)	2015 (f)	2020 (f)	Change 2010-15	Change 2015-2020
West Europe	7.05	6.80	6.55	-0.25	-0.25
CIS	20.84	25.16	25.16	+4.47	+0.00
North America	24.78	34.86	37.76	+9.95	+2.78
South America	2.12	4.57	4.92	+2.20	+0.35
East Asia (China)	4.00	5.40	5.40	+1.40	+0.00
Middle East	6.58	6.70	6.70	+0.13	+0.00
Africa	0.00	0.00	0.00	+0.00	+0.00
Total	65.36	83.49	86.49	+18.02	+3.00

Source: Potassium Chloride Ten Year Outlook 2011 — CRU

Outlook for Prices

Beginning in the late 1980’s there was a lengthy period of depreciation of Potash prices in real terms, until a major bull-run began in 2003. Spot prices peaked at 1,000 US$/tonne in mid-2008. When the economic downturn weakened the crop sector, fertilizer demand could no longer be sustained at such elevated prices, thus Potash prices fell over the course of 2009, stabilizing by the middle of 2010. Towards the end of 2010, another bull-run in the crop sector began to be felt in fertilizer markets and Potash prices were raised over the following months in a series of 10-40 US$/tonne increments.

CRU expects that suppliers will continue to raise Potash prices in Q4 2011 and Q1 2012. However, softer crop prices and an easing of the Potash supply/demand balance will make it difficult to maintain price momentum through 2012. From 2013-2015 we predict that a surplus of capacity will put downward pressure on prices, though the industry will work hard to minimise reductions in price.

The price outlook is based on a capacity forecast that includes only two greenfield mines, but is expected nonetheless to cover projected demand growth for much of the forecast period. The construction of substantial further greenfield capacity, which will be encouraged by high prices in the near term, will not only exacerbate and prolong the period surplus capacity, but could also disrupt the existing oligopolistic market structure and generate increased competition. Both these factors represent downside risk for prices in the second half of the forecast period.

Table 1-8:        Potash Annual Price Forecast to 2020

Year	Export Price (FOB)	Delivered to Major Markets (CFR)
nominal US$/tonne
2012	500-550	545-595
2013	460-510	505-555
2014	420-470	465-515
2015	400-450	445-495
2016	400-450	445-495
2017	410-460	455-505
2018	425-475	470-520
2019	470-520	520-570
2020	515-565	565-615

Note: Prices are weighted annual averages

Source: Potassium Chloride Ten Year Outlook 2011 — CRU

Contracts

LAC has signed off-take option agreements with two multinational companies, Symatec (Magna International) and Mitsubishi Corporation. These are fully discussed in Section 19.3 of the FS; herein we note that Symatec’s agreement allows it to purchase up to 25% of the Company’s lithium carbonate production, at a 5% discount from market prices. Similarly, Mitsubishi’s off-take agreement entitles it to purchase up to 12.5% of the Company’s lithium carbonate and potash production, at a 5% discount from market prices.

In consideration for the above mentioned discounts, the off-takers assume certain obligations, the most important being the agreement to provide interest free financing to the project for a portion of its capital expenses equal to its off take rights.

The project’s economic evaluation presented in this report does not consider the 5% price discount granted to Symatec and Mitsubishi Corporation, nor does it include the economic benefit to the project provided by the interest free financing.

Environmental Studies, Permitting and Social or Community Impact

Environmental and Social Studies

LAC hired Ausenco Vector to carry out the environmental and social studies required for the project. The baseline study and environmental impact report for the operational phase of the project has been developed. The latter was presented to the corresponding authorities in December 2011 and is currently being evaluated.1

Permits and Authorities

Argentina has a provincial system to manage natural resources. Therefore, the province of Jujuy has the responsibility of providing social and environmental permits, through the Provincial Department of Mines and Energy under the Secretariat of Mining and Hydrocarbons. Other entities involved in the permitting process are Jujuy’s Provincial Department of Water Resources, the Department of Environmental Management, which has supervisory authority for environmental and natural resources, and the Secretariat of Tourism and Culture, which regulates operating permits in areas of potential archaeological and paleontological interest. It should also be mentioned that the Cauchari-Olaroz Salar is a Protected Area for Multiple Use (Law No. 3820/81), which allows mining activities, but has a specifically designed control system, which aims to protect the local vicuña population.

These authorities have granted in due course all the authorizations and permits required for the exploration and test work carried out by LAC at its mining properties in Cauchari-Olaroz.

LAC’s Environmental and Social Policy

LAC adhered firmly to the Equator Principles2 (“EP”) even before exploration operations began. Financial institutions that adopt these principles are bound to evaluate and consider environmental and social risks of the projects they finance in developing countries and, therefore, to lend only to those who show the proper administration of its social and environmental impacts such as biodiversity protection, use of renewable resources and waste management, protection of human health and population movements.

In this context, LAC established from the beginning that the Equator Principles will be the minimum standards for developing the project, taking the measures that are described in the corresponding section of this report.

Environmental Baseline Studies

Ausenco Vector’s team of specialists and technicians carried out a field survey between September 2010 and July 2011, in order to describe the environmental components required to establish the project’s environmental baseline. This survey contains all the aspects that would be likely affected by the implementation of a future mining project. It includes natural environment studies and both inert (air, soil, water, geology) and biotic (flora, fauna and limnology) components, including a section of ecosystem characterization and a socio-economic & cultural study of the analyzed surroundings.

Studies included climate, water quality, air quality, soils, flora, fauna, ecosystem characterization, limnology, landscape, paleontological study, archaeological study, geology and geomorphology, hydrogeology, hydrology, social characteristics, vehicular traffic and legal framework study.

1                   Subsequent to the date of the FS, the baseline study and environmental impact report were approved by the corresponding authorities.

2                   EP: Credit risk management framework for determining, assessing and managing environmental and social risk in Project Finance transactions.

Evaluation of Impacts

Ausenco Vector was contracted to identify, describe and asses the environmental and social impacts of the project, both positive and negative, that will be caused during the various stages of the lithium brine exploitation project. Initially, actions that could cause impacts were identified, and a classification of the environment was made, providing environmental units to each of the factors that will be affected by the project.

Subsequently, qualitative and quantitative impacts were determined. This evaluation was performed for each stage of the project: Construction, Operation and Closure.

During the Construction and Operation stages of the project, moderate impacts on the environment will occur, which can be reversed or mitigated in the short, medium and long term. Main impacts identified are described in the body of the report.

The area of influence of the Project includes the communities of Susques, Huancar, Pastos Chicos, Puesto Sey, Catua and Olaroz Chico. The Project implementation will have a potential economic impact on its area of influence that will result in both positive and negative changes in these communities.

Community Relations Plans

LAC has developed a plan that promotes social and economic development in a sustainable framework. LAC began work on the Plan of the Community Relations with the Susques Department in 2009. This plan was created to integrate local communities to the project by implementing programs directed towards generating positive impacts on these communities and minimising negative impacts.

It should also be noted that LAC has signed formal contracts with the neighboring communities that own the surface ground where the Project will be developed. According to these contracts, the communities grant LAC traffic and other rights, while the Company ensures them a regular cash flow, to be used as the members of the communities decide.

Waste and Tailing Disposals

Pond Solid Wastes

The evaporation process in the ponds leaves considerable amounts of salts on the bottom of the ponds. These salts must be removed (“harvested”) and transported to nearby piles. These salt piles normally are up to 10 m high and can be built on the salar surface. It is estimated that approximately 390 ha of salt piles will be built over a 40 year period and these piles will be built at an estimated distance of 2.3 km from the pond sector.

These discarded salts can be considered as inert waste. The salts are generated from brines already present in the salar and do not introduce foreign compounds to it. Basically, they are composed of sodium chloride (common salt), sodium and calcium sulphates and boron. It is estimated that sodium chloride and sulphate make up over 87% of this waste.

Tailings Liquid Disposal

Several possible sites for the evaporation ponds for the plant’s industrial liquid wastes were analyzed. A location close to the plant, on the salar was chosen and which presents no risks to populated areas. A total of 20 ha are required for this purpose.

Tailings Dam Construction

As indicated, the project generates discarded salts and some liquid wastes, mainly brines, which do not represent a contamination risk and which are deposited in evaporation ponds, but the project does not require a tailings dam.

Capital and Operating Cost Estimate

Capital Cost Estimate

Capital expenditures are based on an operating capacity of 20,000 tonnes of Lithium Carbonate per year and 40,000 tonnes of Potash per year. Capital equipment costs have been determined on the basis of over 150 quotes for different equipment items and construction contracts; in addition in-house data was used for minor items.

The estimates are expressed in second quarter 2012 US dollars. No provision has been included to offset future cost escalation since expenses, as well as revenue, are expressed in constant dollars.

The capital costs estimate includes direct and indirect costs for:

•                                General areas, such as electric, gas and water distribution

•                                Brine production wells

•                                Evaporation and concentration ponds

•                                Lithium Carbonate plant

•                                Potash plant

•                                Infrastructure, including gas pipeline, power plant, roads, offices, laboratory and camp, and other items.

•                                Contingencies, salaries, construction equipment mobilization, and other expenses.

The capital investment for the 20,000 TPA Lithium Carbonate Cauchari Project, including equipment, materials, indirect costs and contingencies during the construction period is estimated to be US$ 269 million. This total excludes interest expense that might be capitalized during the same period. Disbursements of these expenditures start in year 1 (2013). Sustaining capital expenditures total US$ 28.5 million over the 40 year evaluation period of the project. These capital expenditures are summarized in Table 1-9.

Table 1-9:                         Lithium Carbonate Capital Costs Summary

Total Projected Budget
Description	KUS$

Direct Costs
Brine Extraction Wells	17,158
Evaporation Ponds	112,589
Li2CO3 Plant	72,296
Infrastructure & General	26,251

Total Direct Cost	228,293

Total Indirect Cost	16,172

DC + IC	244,465

Contingencies	24,446

Total Capital	268,912

The capital investment for the 40,000 TPA Potash Cauchari Project, including equipment, materials, indirect costs and contingencies during the construction period is estimated to be US$ 45 million. This total excludes interest expense that might be capitalized during the same period. Disbursements for this project start in year 3. These capital expenditures are summarized in Table 1-10.

Table 1-10:                  Potash Capital Costs Summary

Total Projected Budget
Description	KUS$

Direct Costs
KCl Plant	32,672

Total Direct Cost	32,672

Total Indirect Cost	8,100

DC + IC	40,772

Contingencies	4,077

Total Capital	44,850

Estimate Confidence Range

Expected confidence range of this estimate is ± 15%, and as indicated contingencies are estimated as 10% of direct and indirect costs.

Exclusions

The following items are not included in this estimate:

•                                Sunk costs for a total of US$ 36.5 million, considered in the economic evaluation only for tax purposes.

•                                Detail Engineering

•                                Legal costs

•                                Special incentives and allowances

•                                Permissions and construction insurance

•                                Escalation

•                                Interest and financing costs

•                                Start-up costs beyond those specifically included

Currency

All values are expressed in second quarter 2012 US dollars; the exchange rate between the Argentinean peso and the US dollar has been assumed as AR$ 4.420/US$; no provision for escalation has been included.

Operating Cost Estimate

An operating cost estimate (± 15% expected accuracy) for a 20,000 Lithium Carbonate TPA facility and 40,000 Potash TPA facility has been prepared. This estimate is based upon vendor quotations for main cost items such as reagents, fuels (diesel and natural gas), transport, and catering & camp services. Reagents consumption rates were determined by pilot plant and laboratory work, as well as computer model runs. Energy consumption rates are based on equipment manufacturer specifications and ARAWP experience. Salaries and wages have been estimated using the results of a specific salary survey, carried out on behalf of LAC in Argentina, on mining companies operating in similar conditions.

Table 1-11:                  Operating Costs Summary

	Total	Li2CO3	KCl
Description	KUS$	US$ / tonne	US$ / tonne

Direct Costs

Reagents	25,660	1,163	60
Salt Rem. and Trans.	4,015	124	38
Energy	4,968	191	29
Manpower	3,983	134	33
Cat. & Camp Services	1,311	44	11
Maintenance	2,842	103	19
Transportation	3,231	62	50

Direct Costs Subtotal	46,009	1,821	240

Indirect Costs

G&A	1,487	56	9

Indirect Costs Subtotal	1,487	56	9

Total Costs	47,496	1,876	249

Lithium Carbonate production costs shown in the previous table were derived applying a 75/25 % cost split between Lithium Carbonate and Potash. However, it is also customary in the mining industry to report the cost of the main product net of the benefit produced by secondary products or by products. If this procedure is followed, unit cost of Lithium Carbonate is as follows:

Table 1-12:                  Net Lithium Carbonate Unitary Cost

	Total	Total[1]
Description	000 US$	US$/ Tonne Li2CO3

Direct Costs

Chemical Reactives and Reagents	975,083	1,283
Salt Removal and Transport	152,562	201
Energy	188,776	248
Manpower	151,360	199
Catering & Camp Services	49,856	66
Maintenance	107,981	142
Transportation	122,762	162

Direct Costs Subtotal	1,748,381	2,301

Indirect Costs

G&A	56,501	74

Indirect Costs Subtotal	56,501	74

Total Production Costs	1,804,882	2,375

KCl Revenue	(792,560)	1,043

Net Cost / Tonne Li2CO3		1,332

1           Average over project life, excluding ramp up period. Project mineral resources may significantly exceed assumed 40 years project life at currently planned production rates.

Economic Analysis

Introduction

The objective of this section is to present an economic analysis of the project in order to determine its financial viability. The analysis is done generating a before and after tax cash flow scenario. Capital and Operational Expenditures presented in previous sections have been used in this model. Prices for Lithium Carbonate were taken from a market study carried out by a third party and summarized in Section 19. Potash was assumed to be sold 75% in Brazil and 25% in Argentina. Prices for Brazil were taken from a third party study also summarized in Section 19, but prices for Argentina were derived by ARAWP from Chilean export statistics.

Results obtained include Net Present Values (NPV) for different discount rates, and Internal Rate of Return (IRR), as well as Pay Back (PB) periods. In order to determine the influence of different parameters on project results, a sensitivity analysis has also been carried out. Parameters considered in this analysis were CAPEX, selling prices, production levels and OPEX.

Evaluation criteria and tax assumptions used in developing the cash flow model are detailed in the corresponding section. Among them, it must be emphasized that the model assumes that the current tax and royalty legislation and export retention levels remain unchanged for the life of the project. In addition, the model assumes no participation of the Jujuy Government in the equity of the project.

Capital Expenditures (CAPEX)

The capital expenditures schedule is as follows:

Table 1-13:                  Lithium Carbonate CAPEX Expenditure Schedule

	2013	2014	2015	2016	Total
Description	KUS$	KUS$	KUS$	KUS$	KUS$

Brine Extraction Wells	3,160	10,534	7,374	—	21,069
Evaporation Ponds	20,738	76,038	41,475	—	138,251
Lithium Carbonate Plant	2,688	37,636	13,441	—	53,765
Infrastructure & General	5,928	32,115	15,337	2,446	55,826

Total	32,514	156,323	77,628	2,446	268,911

Table 1-14:                  Potash CAPEX Expenditure Schedule

	2013	2014	2015	2016	Total
Description	KUS$	KUS$	KUS$	KUS$	KUS$

KCl Plant	—	—	14,687	14,687	29,373
KCl Infrastructure & General	—	—	7,738	7,738	15,476

Total	—	—	22,425	22,425	44,850

Production schedule

The production schedule is as follows:

Table 1-15:                  Production Schedule, tonnes

	2013	2014	2015	2016	2017	2018	2019	2024	2034	2044	2054
Year	1	2	3	4	5	6	7	12	22	32	42	Total

Li2CO3	—	—	10,000	15,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	785,000

KCl	—	—			40,000	40,000	40,000	40,000	40,000	40,000	40,000	1,520,000

Production Revenues

The production revenues schedule is as follows:

Table 1-16:                  Production Revenues

Medium Price Scenario, KUS$
	Year
	1	2	3	4	5	6	7	12	22	32	42	TOTAL
Li2CO3	—	—	57,000	87,000	114,000	116,000	120,000	150,000	154,000	154,000	154,000	5,804,000
KCl	—	—			18,780	18,750	20,030	21,000	21,000	21,000	21,000	792,560
Total	—	—	57,000	87,000	132,780	134,750	140,030	171,000	175,000	175,000	175,000	6,596,560

Production Costs

Unit production costs are previously shown in Table 1-11.

Other Expenses

Other expenses and cash flow items considered in the model include Argentinian transaction tax, Jujuy and private royalties, licenses and permits, export retentions and refunds, easement rights, equipment depreciation, sustaining capital, exploration expenses amortization and remediation allowances.

Economic Evaluation Results

Table 1-17:                  Project Evaluation Results Summary

Price Case	High	Medium	Low
	(MUS$)

CAPEX	314	314	314
Max. Negative Cash Flow	292	292	292

	Values, year 20 (MUS$)

Revenue	213	175	127
OPEX	47	47	47
Other Expenses	14	11	7
EBITDA	152	117	72

	Before Taxes (MUS$)

NPV (8%)	988	738	368
Simple Pay Back[1]	2 Y, 10 M	3 Y, 2 M	4 Y, 8 M
DCF (8%) Pay Back[1]	3 Y, 11 M	4 Y, 5 M	7 Y, 2 M
IRR	26.3%	23.4%	16.8%

	After Taxes (MUS$)

NPV (8%)	627	464	218
Simple Pay Back[1]	3 Y	3 Y, 3 M	4 Y, 9 M
DCF (8%) Pay Back[1]	4 Y, 5 M	5 Y, 1 M	8 Y, 6 M
IRR	22.3%	19.9%	14.3%

1                Measured from the end of the capital investment period

Conclusions and Recommendations

Conclusions

•                                Brine: The lithium and potassium Resources and Reserves described in this report occur in subsurface brine. The brine is contained within the pore space of salar deposits that have accumulated in a structural basin.

•                                Groundwater Model: A numerical groundwater model was developed for the central area of the basin, to support the Reserve Estimate. The model simulates long-term brine recovery, and is based on a rigorous assembly of groundwater flow and solute transport parameters. As a preliminary step in preparing the numerical model, the previous Resource Estimate was re-evaluated and updated.

It is the opinion of the independent QPs responsible for the Reserve Estimate that the dataset used to develop the numerical model is acceptable for use in the Reserve Estimate.

•                                Reserves: A Reserve Estimate for the Project is summarized in Table 1-1 and Table 1-2 for lithium and potassium, respectively. Both sets of results are expressed relative to a lithium grade cut-off of > 354 mg/L, which was identified as a brine processing constraint by LAC engineers. Full details of the Reserve Estimate are provided in Section 15 of the FS.

•                                Brine Composition: Extensive sampling indicates that the brine has a relatively low magnesium/lithium ratio (< 3, on average), suggesting that it would be amenable to conventional lithium recovery processing. The brine is relatively high in sulphate which is also advantageous for brine processing because the amounts of sodium sulphate or soda ash required for calcium removal would be relatively low.

•                                Lithium Industry: Market studies indicate that the lithium industry has a promising future. Perspectives regarding the use of lithium ion batteries for electric vehicles and other applications are driving the development of several lithium projects around the world.

•                                Lithium Carbonate CAPEX: The capital investment for the 20,000 TPA Lithium Carbonate Cauchari Project, including equipment, materials, indirect costs and contingencies during the construction period is estimated to be US$ 269 million.

•                                Potash CAPEX: The capital investment for the 40,000 TPA KCl Cauchari Project, including equipment, materials, indirect costs and contingencies during the construction period is estimated to be US$ 45 million. Spending on this project starts two years after start of construction of the Lithium Carbonate Project.

Given that construction of the Potash plant has to be deferred by two years with respect to the Lithium Carbonate plant, cash flow from the latter helps pay for the former, bringing total capital outlays down to US$ 292 million.

•                                Ponds CAPEX: The main CAPEX driver is Pond construction, which represents 44% of total project capital expenditures. Pond investment is driven by two variables, namely, evaporation rate, and pond construction unit cost.

•                                OPEX: An operating cost estimate (± 15% accuracy) for a 20,000 TPA Lithium Carbonate facility and a 40,000 TPA Potash facility was prepared. This estimate indicates that the project’s operating costs are US$/tonne 1,876 for Lithium Carbonate and US$/tonne 249 for Potash.

•                                OPEX Split: Above figures were calculated assuming a 75/25 cost split between Lithium Carbonate and Potash. If benefits from Potash by product are subtracted from the cost of the main product, as is customary in the mining industry, the unit cost of Lithium Carbonate is US$/tonne 1,332.

•                                Sensitivity Analysis: Project economic sensitivity analysis shows that revenue driver variables — Lithium Carbonate Price and Production — are the ones with the highest impact on project results, regardless of whether these are measured as Before Tax (“BT”) NPVs and IRR or After Tax (“AT”) NPVs and IRR. Project results are somewhat less sensitive to Capital Expenditures and Total Operating Costs.

•                                Potash Contribution: Potash by production has a very positive effect on project economics. Separate IRR of the Potash project addition to the Lithium Carbonate facility is 18% Before Tax and 15% After Tax, while NPV 8% Before Tax is MUS$ 50 and After Tax, MUS$ 30.

•                                Viability of the Project: Project cash flow analysis for the base case and alternative cases indicates that, if assumptions that sustain the different cases materialize, the project appears to be economically viable even if under very unfavourable conditions.

•                                Project Strength: Project results remain positive, even with important negative variations on the driver variables, indicating project strength and resilience.

Recommendations

•                                Probable and Proven Reserves: The ongoing operation of all production wells should be managed as long term pumping tests, to assist in the conversion of Probable Mineral Reserves to Proven Reserves.

•                                Pumping Test Manual: A formal manual should be compiled and followed for execution of construction phase pumping tests.

•                                Monitoring Activities Manual: A formal manual should be compiled and followed for all long-term monitoring activities.

•                                Project Database: All existing and new site data should be compiled in a formal database.

•                                Updates to Groundwater Model: The composition of the numerical groundwater model should be re-evaluated at least every quarter, as site production well construction and operation proceeds. The model should be updated as appropriate. Types of model re-evaluation activities should include:

•             comparison of the model hydrostratigraphy against any new borehole data;

•             comparison of produced brine concentrations against predicted concentrations;

•             comparison of measured production and monitor well drawdown levels against predicted levels;

•             comparison of measured production well flow rates against predicted rates;

derivation of updated K (Hydraulic Conductivity) and SS (Specific Storage) estimates from analysis of pumping and drawdown information, and comparison with the values used in the model; and incorporation of third party brine pumping from adjacent properties, if any occurs in the future.

•                                New Well Testing: In addition to the long term evaluation components recommended above, each new production well should be initially pump tested for at least four days, for initial assessment of long-term performance.

•                                Resource Expansion: Given the persistence of high grades at the north, south and bottom of the current Resource Zone, it is recommended that additional investigation be conducted to determine the extent to which the resource can be expanded into these areas.

•                                Project capacity expansion: Given the high level of mineral resources estimated in this report, we recommend that a capacity expansion project, for both Lithium Carbonate and Potash, be carried out at a Preliminary Feasibility Study (PFS) level.

•                                Lithium hydroxide production study: Process data and market study requirements suggest it should be feasible to produce lithium hydroxide at Cauchari. We recommend that this possibility be also the subject of a PFS level study. This production facility could be built at the same time that the above-mentioned expansion plans.

•                                Lime supply: We recommend that efforts to locate an alternate lime supply source be strongly pursued, and also perform tests to analyze the effect of different lime sources on process yields.

•                                Pilot plant operation: The chemical Pilot Plant, which was built and operated at SGS in Canada and is now being re assembled at the project site, must be put in operation to help define and confirm process steps that have been simulated with the computer model.

•                                Process tests: Other process tests that involve time and effort must be completed before detailed engineering is undertaken, such as NaSO4 recirculation and mother liquor reactions.

•                                Detailed engineering start up: Initiate the development of the detailed engineering as soon as the final parameters of the process have been determined, verifying that they confirm the proposed design or make changes as necessary.

[end of FS summary]

Competitive Conditions

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment, and pharmaceuticals.  However, it is the battery industry that is expected to drive the majority of future growth for lithium. Specifically, it is the continued growth of small format batteries for cell phones, laptops, digital cameras and hand held power tools, that is expected to be augmented by the transportation industry’s electrification of bicycles, motorcycles, automobiles, buses, and boats using lithium-ion battery technology, that has some industry observers forecasting the demand for lithium carbonate to more than double by the year 2020.  Large format batteries for grid-scale storage are also expected to contribute to the significant increase in lithium demand.

The global supply of lithium is currently dominated by four companies.  Three of the companies (SQM, Rockwood Lithium and FMC) supply lithium from brines.  Each of these three companies have brine operations in the “Puna Plateau”, with Rockwood Lithium also having a brine operation in the United States. The fourth company, Talison Lithium, supplies lithium concentrate from minerals (hard rock) found in Australia.  According to industry sources, the cost of producing lithium compounds from brines is substantially less than from hard rock.

Supply of lithium carbonate is expected to increase in 2013 as two lithium junior companies, Canada Lithium and Galaxy Resources, are expected to complete project construction and reach full production within 2013.  Both of these companies are hard rock lithium projects.

Environmental Protection

The Corporation’s operations are subject to various government laws and regulations concerning safety and environmental protection. The Corporation’s EIS has been approved by the authorities in Argentina and all permits required to start mine construction have been issued to the Corporation.

Employees

As at December 31, 2012 the Corporation had a total of 60 employees — 55 in Argentina, 3 in Canada and 2 in Chile.  The Corporation also engages a number of expert external consultants as operational activities require.

Social or Environmental Policies

The Corporation aims to minimize the impact of its operations on both local communities and the environment. The Corporation, with the assistance of its staff anthropologist and psychologist, has developed a plan for community relations (the “Social Responsibility Plan”). This Social Responsibility Plan was developed in accordance with the Ecuador Principles being a set of standards for determining, assessing and managing social and environmental risk in project financing established by the World Bank Group and a consortium of global financial institutions. The Corporation has, in accordance with the principles in the Social Responsibility Plan, entered into agreements with the aboriginal communities located on its Cauchari-Olaroz Lithium Project which aim to promote social development through high quality job creation, training, access to medical assistance and other much needed infrastructure.

Risk Factors

Business Risk Factors

The off-take options held by Symatec and Mitsubishi may not be exercised and the Corporation may not be able to enter into similar off-take agreements on similar terms or otherwise secure project financing on commercially reasonable terms

Each of Symatec and Mitsubishi have an option to enter into an off-take agreement with the Corporation. The exercise of the off-take agreements are conditional on the off-take optionholders maintaining certain minimum equity positions in the Corporation and providing financing, at terms that are favourable to the Corporation, necessary to bring properties of the Corporation that are subject to the off-take agreements into commercial production. There is no guarantee that either Symatec or Mitsubishi will maintain such minimum equity positions in the Corporation or exercise their off-take options. Should either or both of Symatec or Mitsubishi not exercise their off-take option, the Corporation may not be able to enter into similar off-take agreements on similar terms or otherwise secure project financing on commercially reasonable terms. A failure to secure replacement off-take agreements may have a material adverse effect on the ability of the Corporation to fund future operations, including bringing its properties into production.

Supply and demand for lithium and potassium and prices thereof are subject to fluctuations beyond the control of the Corporation

The Corporation’s ability to explore and attempt to establish Mineral Reserves, develop the Corporation’s properties and create revenues, if any, are expected to be in large part derived from the sale of lithium and, to a lesser extent, potassium. The price of lithium and potassium has fluctuated widely in recent years and is affected, and is expected to be affected in the future, by factors beyond the control of the Corporation including, but not limited to, changes in demand for such minerals due to, in part, development and commercial acceptance of lithium based applications and technologies and competing technologies, introduction of new technologies that may not be based on lithium, international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities and changes in the supply of such minerals due to changes in production output by existing producers, new mine developments and mine closures, as well as advances in various production technologies for such minerals. All of these factors, among others, will have an impact on the viability of the Corporation’s exploration projects that are impossible to predict with certainty.

The Corporation has no operating history or history of earnings and does not have a track record of taking its projects into production

The Corporation has no operating history or history of earnings, and there is no assurance that the Corporation’s properties or any other properties it may acquire or obtain hereafter will generate any earnings, operate profitably or provide a return on investment in the future.  Also, putting a project into production requires substantial planning and expenditures and the Corporation does not yet have a sustained track record of taking its projects into production.

The Corporation has limited sources of future financing and there are no assurances that future funding will be available for further exploration and development, or if available, that it will be on favourable terms

The Corporation has limited financial resources and has no source of operating income. There is no assurance that future funding will be available to the Corporation for further exploration and development of the Corporation’s properties. There is no assurance that the Corporation will be able to obtain sufficient financing in the future on favourable terms or terms acceptable to it. The ability of the Corporation to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Corporation. Failure to obtain additional financing on a timely basis may cause the Corporation to postpone or abandon exploration and development of the Corporation’s properties, forfeit its rights to the Corporation’s properties or reduce or terminate its operations.

Title to the Corporation’s properties may be challenged, impugned or revoked or be subject to undetected defects, which may result in the loss of all or a portion of the Corporation’s rights or interests

Although the Corporation has exercised customary due diligence with respect to determining title to the Corporation’s properties, there can be no assurance that the Corporation’s rights or interests in and to the Corporation’s properties will not be challenged, impugned or revoked. The Corporation’s rights or interest in and to the Corporation’s properties may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by undetected defects. If title defect exists, it is possible that the Corporation may lose all or a portion of its rights or interest in and to the Corporation’s properties. Until competing rights or interest to the Corporation’s properties have been determined, there is no assurance as to the validity of the Corporation’s rights or interest to the Corporation’s properties. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties, and the title to its mineral properties may also be impacted by state action.

The Corporation competes with many companies with greater financial resources and technical facilities

The mining industry is intensely competitive in all of its phases and the Corporation competes with many companies possessing greater financial resources and technical facilities. This competition could adversely affect the Corporation’s ability to acquire labour and equipment for its operations.

The Corporation is dependent on the performance of its directors, management and staff and the loss of the services of these persons could have a materially adverse effect on the Corporation’s business and prospects

The success of the Corporation is currently largely dependent on the performance of its directors, officers and employees. The loss of the services of these persons could have a materially adverse effect on the Corporation’s business and prospects. There is no assurance the Corporation can maintain the services of its directors, officers, employees or other qualified personnel required to operate its business. Failure to do so could have a materially adverse effect on the Corporation and its prospects.

Insiders of the Corporation may be subject to conflicts of interest

Most of the directors and officers of the Corporation are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other entities, and situations may arise where these directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (Ontario). Some of the directors and officers of the Corporation are or may become directors or officers of other entities engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors’ and officers’ duties to the Corporation and their duties to the other entities they are involved, the directors and officers of the Corporation have been advised the following by the Corporation:

•                  participation in other business ventures offered to the directors or officers should be allocated between the various entities and on the basis of prudent business judgment and the relative financial abilities and needs of such entities to participate;

•                  no commissions or other consideration will be paid to such directors and officers; and

•                  business opportunities formulated by or through other entities in which the directors and officers are involved should not be offered to the Corporation except on the same or better terms than the basis on which they are offered to third party participants.

Mining Risk Factors

Projections contained in the Corporation’s Feasibility Study may not be achieved

There are many risks and unknowns inherent in all lithium and potash projects and the economic feasibility of the Corporation’s Cauchari-Olaroz Lithium Project is based on many factors including: the accuracy of resource and reserve estimates; recoveries of lithium and potash; capital and operating costs; the future prices of lithium and potash; the ability to secure appropriate financing to develop such projects; and the issuance and maintenance of necessary governmental permits.  The Cauchari-Olaroz Lithium Project has no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop any new project is considerable and changes in capital and/or operating costs or construction schedules can affect project economics.  It is possible that actual capital and/or operating costs may increase significantly and economic returns may differ materially from the Corporation’s estimates or that prices of lithium and/or potash may decrease significantly or that the Corporation could fail to obtain the satisfactory governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated..

Mineral Reserve and Resource estimates may prove inaccurate

The mineral reserve and resource figures referred to herein or in documents filed by the Corporation from time to time on SEDAR at www.sedar.com are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Corporation’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that lithium and/or potash recoveries in small scale on-site tests will be duplicated during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its reserve estimates from time to time or may render the Corporation’s reserves uneconomic to exploit. Reserve data are not indicative of future results of operations. If the Corporation’s actual mineral reserves and mineral resources are less than current estimates or if the Corporation fails to develop its resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of reserves and resources occurs from time to time and they may change depending on further hydrogeological interpretation, drilling results and mineral prices. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The category of inferred resource is the least reliable resource category and is subject to the most variability. Until mineral reserves and resources are actually mined and processed, the quantity of mineral reserve and resource grades must be considered as estimates only.

Actual production from brine-recovery projects may be less than in situ grades or quantities

Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume/grade-based estimates.  In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow.  A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials

The aboriginal communities located on the Cauchari-Olaroz properties may not honour the current surface access agreements with Minera which would affect property access and renewal of environmental permits

Minera has entered into five agreements for surface access with the aboriginal communities located on the exploitation area of the Cauchari-Olaroz Lithium Project. Should any of the aboriginal communities decide not to honour such agreements, Minera would be required to enforce its statutory access rights under the provisions of the Argentinean Mining Code; however this would be a disruptive and potentially costly process. In addition, lack of surface access agreements with local communities could affect the renewal of the EIS.

The success of other properties, in the region or elsewhere, is not an accurate indication of the likelihood of success of the Corporation’s properties

The successful development and production of neighbouring or contiguous properties, or of other lithium properties, whether in the region or elsewhere in the world, are not an accurate indicator of the likelihood of successful development and production of the Corporation’s properties.

The Corporation may not be able to acquire additional mineral properties

The Corporation’s only material property assets are the Cauchari-Olaroz Lithium Project properties. If the Corporation loses, abandons or otherwise disposes of its interest in all or part of the Cauchari-Olaroz Lithium Project properties, there is no assurance that it will be able to acquire any other mineral properties of merit.

The Corporation will be subject to risks that are not insurable and should such risks arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Corporation

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Corporation.

The Corporation will be subject to environmental and safety regulations and there could be significant adverse consequences to the Corporation arising from changes to such regulations or noncompliance therewith

The Corporation’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Corporation intends to comply fully with all environmental regulations.

The current and future operations and exploration activities are also subject to substantial regulation under applicable laws by governmental agencies that may require the Corporation to obtain permits from various governmental agencies. There can be no assurance, however, that all permits that the Corporation may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations will not have an adverse effect on any mining project which the Corporation might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Corporation will be required to obtain permits and comply with various other government regulations and there could be significant adverse consequences to the Corporation arising from not obtaining such permits or not complying with such government regulations, including curtailing or prohibiting from commencing or continuing with mining operations, or proceeding with any future exploration or development of the Corporation’s properties or other properties the Corporation may acquire in the future

The current and future operations of the Corporation may require permits from various governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. There is no assurance that the Corporation will be able to obtain all necessary permits and approvals that may be required to undertake exploration activity or commence construction or operation of lithium extraction facilities on the Corporation’s properties or any other properties the Corporation may acquire in the future. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from commencing or continuing with mining operations, or proceeding with any future exploration or development of the Corporation’s properties or other properties the Corporation may acquire in the future.

Costs of environmental remediation are uncertain and may have a material adverse effect on the Corporation’s financial condition and results of operations

The actual costs of remediation are uncertain and planned expenditures may differ from the actual expenditures required. It is not possible to determine the exact amount that will be required to complete remediation activities, and the amount that the Corporation is required to spend could be materially different than current estimates. Environmental bonds or other forms of financial assurance represent only a portion of the total amount of money that will be spent on remediation over the life of a mine’s operation. Although the Corporation includes estimated remediation costs in its mining plans, it may be necessary to revise the planned expenditures and the operating plan for the Corporation’s properties in order to fund required remediation activities. Any additional amounts required to be spent on remediation may have a material adverse affect on the Corporation’s financial condition and results of operations.

Argentinean Risk Factors

The Corporation’s exploration and mining activities are in Argentina and are subject to the risks of political and economic instability associated with this country

Argentina has, from time to time, experienced economic or political instability. The Corporation may be materially adversely affected by risks associated with conducting exploration and mining activities in Argentina, including: political instability and violence; war and civil disturbance; acts of terrorism; expropriation or nationalization; inequitable treatment of non-domiciled companies; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights.

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition, factors such as those listed above, the Corporation’s mineral exploration and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety. Regardless of the economic viability of the Corporation’s interest in the Corporation’s properties, and despite being beyond the Corporation’s control, such factors may prevent or restrict mining of some or all of any deposits which the Corporation may find on the Corporation’s properties.

In May 2012, the government of Argentina re-nationalized Yacimientos Petrolíferos Fiscales (“YPF”), the country’s largest oil and gas company. There can be no assurance that the government of Argentina will not nationalize other businesses operating in the country, including the business of the Corporation.

Provincial governments of Argentina have considerable authority over exploration and mining in their province and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The current provincial government of Jujuy Province, where the Cauchari-Olaroz Lithium Project properties are situated, is supportive of the exploration and mining industry, however such situation may change in the future.  The Corporation and JEMSE, the Jujuy government’s mining corporation, have entered into a letter of intent whereby JEMSE will own 8.5% of Minera and is to pay for this interest from dividends from future profits from operations.

Argentina has, in the past, and is currently enduring a period of high inflation which could increase the Corporation’s operating costs relating to work carried out on the Corporation’s properties. The Corporation also plans to purchase certain supplies and retain the services of various companies in Argentina to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Argentina or to obtain all of the necessary services or expertise in Argentina or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Argentina, the Corporation may need to seek and obtain those services from people located outside of Argentina which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Corporation to conduct its operations in Argentina. In addition, Argentina’s status as a developing country may make it more difficult for the Corporation to obtain any required financing for its projects. If a dispute arises regarding the Corporation’s interest to the Corporation’s properties, the Corporation cannot rely on Canadian legal standards in defending or advancing its interests.

There may be difficulties in conducting business through a foreign subsidiary and any limitation on the transfer of cash or other assets between the Corporation and its Argentinean subsidiary or the perception that such limitation may exist now or in the future, could have an adverse impact on the Corporation’s valuation and the price of its Common Shares

The Corporation conducts its business through its Argentinean subsidiary, Minera. Any limitation on the transfer of cash or other assets between the Corporation and the Argentinean subsidiary or the perception that such limitation may exist now or in the future, could have an adverse impact on the Corporation’s valuation and the price of its Common Shares.

The Corporation is exposed to U.S., Canadian and Argentinean currency fluctuations which may have a negative impact on the Corporation’s financial results; the Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future

The Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. The Corporation transacts and expects to continue to transact a significant portion of its business in Canadian Dollars and United States Dollars. The United States Dollar is the currency of the primary economic environment in which the Corporation will operate and the Canadian Dollar is the Corporation’s functional currency for financial statement reporting. A significant portion of the Corporation’s costs are related to the Argentinean peso and a significant portion of sales are anticipated to be transacted in United States Dollars. Therefore, an increase or decrease in exchange rates among the Canadian Dollar, United States Dollar and/or Argentinean peso would affect the Corporation’s cost of production and revenues. As a result, fluctuation in the exchange rate of such currencies, and any other currency in which the Corporation will operate, may affect the Corporation’s business, financial condition and results of operations.

The closest port for the Corporation’s potential production for export is located in Chile

The Corporation’s Cauchari-Olaroz Lithium Project has highway access to the world’s primary lithium export port of Antofagasta in Chile. As a result, the Corporation could potentially export lithium products through the Antofagasta port. However, the Corporation’s ability to export from this port is subject to any tariffs, border restrictions or other impediments that may exist or be established between the Argentinean and Chilean border. If the Corporation’s access to the Antofagasta port is restricted, and/or the Corporation is forced to export through alternative ports in Argentina, its transportation costs may materially increase and its results of operations may be materially adversely affected.

The Cauchari and Olaroz salt lakes are not subject to reservoir management rules

There are no unitization or reservoir management rules governing the salt lakes on which the Corporation’s Cauchari-Olaroz Lithium Project is situated or on any of the other salt lakes at which the Corporation holds mining or exploration permits. Unitization is the joint, coordinated operation of a reservoir by all the owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” results in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour. As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Corporation operates may materially adversely affect the Corporation’s operations and production.

DIVIDENDS

There are no restrictions in the Corporation’s articles or pursuant to any agreement or understanding which could prevent the Corporation from paying dividends or distributions. The Corporation has neither declared nor paid any dividends on its Common Shares. The Corporation intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Any decisions to pay dividends in Common Shares in the future will be made by the Board on the basis of the earnings, financial requirements and other conditions existing at that time.

Under the LOI, Minera will only commence distributing dividends once all commitments related to project and debt financing are met.  One-third of the dividends to be received by JEMSE from Minera over future years of the Cauchari-Olaroz Lithium Project will be used to repay the loan by the Corporation to JEMSE to cover JEMSE’s pro rata share of the financing requirements for the construction of the Cauchari-Olaroz Lithium Project.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s authorized capital currently consists of an unlimited number of Common Shares and one Special Share. As of December 31, 2012, the Corporation had 77,290,981 Common Shares and one Special Share outstanding.  As at December 31, 2012, the Corporation also had 2,000,000 warrants, and 7,343,833 stock options issued and outstanding.  The material provisions of the Common Shares, Special Share, common share purchase warrants and stock options are summarized below.

Common Shares

Each Common Share is entitled to one vote at meetings of the shareholders of the Corporation and to receive dividends if, as and when declared by the Board, subject to the rights of holders of shares of any class ranking prior to the Common Shares with respect to the payment of dividends. Dividends, which the Board determines to declare and pay, shall be declared and paid in equal amounts per share on the Common Shares at the time outstanding without preference or distinction. Subject to the rights of holders of shares of any class ranking prior to the Common Shares, holders of Common Shares are entitled to receive on a pro rata basis the remaining property or assets of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation.

Special Share

1                                         The Special Share shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

1.1                               The following terms shall have the following meanings in this Section 1:

(a)                                 “Affiliate” (and, with a correlative meaning, “affiliated”) means, with respect to any Person, any direct or indirect subsidiary of such Person, and any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such first Person. As used in this Section 1, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies or the power to appoint and remove a majority of directors (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

(b)                                 “Magna” means Magna International Inc., a corporation governed by the laws of Ontario, and its successors.

(c)                                  “outstanding Common Shares” means, at any time, the number of Common Shares issued and outstanding at the relevant time as reflected on the share register of the Corporation.

(d)                                 “Person” shall be broadly interpreted and includes any individual, corporation, partnership, joint venture, limited liability company, association or other business entity and any trust, unincorporated organization or government or any agency or political subdivision thereof.

(e)                                  “Subsidiary” or “subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests, or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote, either directly or indirectly, securities sufficient to elect a majority of the board of directors or equivalent governing body.

1.2                               The holder of the Special Share shall be entitled to nominate and elect one (1) director to the board of directors of the Corporation and such director shall hold office until his or her removal or resignation in accordance with the terms hereof.

1.3                               The election of a director by the holder of the Special Share may be conducted by a resolution in writing signed by the holder of the Special Share, to be effective on the date of the Corporation’s annual meeting of voting shareholders or on such other date as specified in such resolution, or at a meeting of the holder of the Special Share voting separately as a class.

1.4                               Only the holder of the Special Share will be entitled to remove and replace the director elected by the holder of the Special Share pursuant to the director election rights attaching to the Special Share. The holder of the Special Share will be entitled at any time, subject to applicable law, including the Business Corporations Act (Ontario) (“the “Act”), to remove the director elected by the holder of the Special Share pursuant to such rights and to nominate and elect a successor director who will, promptly upon the removal of the existing director, be appointed to the board of directors as a director to replace the individual previously elected.

1.5                               The removal and/or replacement of a director by the holder of the Special Share may be conducted by a resolution in writing signed by the holder of the Special Share, to be effective on the date specified in such resolution, or at a meeting of the holder of the Special Share voting separately as a class.

1.6                               If, as a result of death, disability, retirement, resignation, removal (with or without cause) or otherwise, there shall exist or occur a vacancy on the board of directors with respect to a director elected or entitled to be elected by the holder of the Special Share pursuant to the director election rights attaching to the Special Share, or for any other reason there is no director elected by the holder of the Special Share serving on the board of directors pursuant to the director election rights attaching to the Special Share, the resulting vacancy shall be filled by an individual who shall be nominated and elected by the holder of the Special Share.

1.7                               No dividends shall be declared and/or paid by the Corporation on the Special Share.

1.8                               Subject to applicable law, including the Act, the Special Share shall be redeemed by the Corporation for a redemption price of Cdn.$1.00 immediately upon:

(a)                                 the sale, transfer, assignment or any other disposition of the legal and/or beneficial title of the Special Share by the holder of the Special Share to anyone other than Magna or an Affiliate of Magna; or

(b)                                 the time that any Affiliate of Magna who, at the relevant time, holds the Special Share is no longer an Affiliate of Magna; or

(c)                                  the time that the holder of the Special Share first fails to exercise its Pre-Emptive Right (as that term is defined in Section 2) in respect of a future issuance of securities by the Corporation and, as a result of such failure to exercise, the holder of the Special Share ceases to beneficially own at least nine and nine-tenths percent (9.9%) of the outstanding Common Shares; or

(d)                                 written demand by the holder of the Special Share.

1.9                               In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holder of the Special Share shall be entitled to receive, before any distribution of any part of the property and assets of the Corporation among the holders of the Common Shares, Cdn.$1.00 for the Special Share.

2                                         Pre-Emptive Rights

The Special Share shall also have attached thereto, the following rights, privileges, restrictions and conditions:

2.1                               The following terms shall have the following meanings in this Section 2:

(a)                                 “Exercise Notice” has the meaning set forth in Section 2.5;

(b)                                 “Minimum Percentage” means 9.9% of the outstanding Common Shares of the Corporation;

(c)                                  “Pre-Emptive Right” means the right of the holder of the Special Share to purchase the Pre-Emptive Right Securities from the Corporation, from time to time, in accordance with this Section 2;

(d)                                 “Pre-Emptive Right Closing” means the closing from time to time of the issue of the Pre-Emptive Right Securities under the Pre-Emptive Right;

(e)                                  “Pre-Emptive Right Securities” has the meaning set forth in Section 2.2;

(f)                                   “Purchase Price” means the purchase price for the Pre-Emptive Right Securities referred to in Section 2.2;

(g)                                  “Right” means any right or warrant granted by the Corporation to the holders of Common Shares to purchase additional Common Shares and/or other securities of the Corporation;

(h)                                 “Stock Option” means any option for the purchase of Common Shares granted to a director, officer, employee or other service provider to the Corporation;

(i)                                     “Triggering Event” means the issue of Common Shares by the Corporation but excludes any issue of Common Shares:

(i)                                     on the exercise of any Right or Stock Option, unless the aggregate number of Common Shares which can be purchased on the exercise of all such Stock Options outstanding at such date exceeds 10.0% of the outstanding Common Shares of the Corporation;

(ii)                                  on any exercise of the Pre-Emptive Right; or

(iii)                               pursuant to any stock dividend, stock split, stock consolidation, amalgamation, share reclassification, reorganization, merger involving the Corporation or other similar event that affects all Common Shares in an identical manner, on a per share basis;

(j)                                    “Triggering Event Closing Date” means the date on which a Triggering Event occurs;

(k)                                 “Triggering Event Notice” has the meaning set forth in Section 2.4; and

(l)                                     “Triggering Event Price” means, in respect of an issue of Common Shares by the Corporation pursuant to a Triggering Event, the purchase price per Common Share to be paid for such Common Shares and means, in respect of an issue of Common Shares for consideration other than money, the price per Common Share, as determined by the Board acting in good faith, that would have been received by the Corporation had such Common Shares been issued for money.

2.2                               Subject to the provisions of this Section 2, the Corporation hereby grants to the holder of the Special Share the right, exercisable for so long as the Special Share remains outstanding, to purchase on the Triggering Event Closing Date, from time to time upon the occurrence of any Triggering Event, up to such number of Common Shares issuable in connection with the Triggering Event on the same terms and conditions as those issuable in connection with the Triggering Event (the “Pre-Emptive Right Securities”) which will, when added to the Common Shares beneficially owned by the holder of the Special Share immediately prior to the Triggering Event, result in the holder of the Special Share beneficially owning at least the Minimum Percentage after giving effect to the issue of all Common Shares issuable in connection with the Triggering Event.

2.3                               In respect of each exercise of the Pre-Emptive Right, the purchase price per Pre-Emptive Right Security (the “Purchase Price”) shall be equal to the Triggering Event Price.

2.4                               Each of the parties shall use all reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by this Section 2, including obtaining any governmental, regulatory, stock exchange or other consents, transfers, orders, qualifications, waivers, authorizations, exemptions and approvals, providing all notices and making all registrations, filings and applications necessary or advisable for the consummation of the transactions contemplated by this Section 2. The Corporation shall forthwith notify the holder of the Special Share if, as a condition of obtaining any applicable regulatory approvals, including securities regulatory and stock exchange approval, the Purchase Price must be an amount greater than the Triggering Event Price and shall keep the holder of the Special Share fully informed and allow the holder of the Special Share to participate in any communications with such securities regulator or stock exchange regarding the exercise of the Pre-Emptive Right.

2.5                               The Corporation shall give the holder of the Special Share prior written notice (a “Triggering Event Notice”) as soon as practicable following a determination by the Corporation to effect a transaction that if consummated would result in a Triggering Event. Each Triggering Event Notice shall include the number of Pre-Emptive Right Securities which the holder of the Special Share shall be entitled to purchase  to maintain the Minimum Percentage after giving effect to the applicable Triggering Event, a calculation demonstrating how such number was determined, the Triggering Event Price and the anticipated Triggering Event Closing Date. The information contained in any Triggering Event Notice provided by the Corporation to the holder of the Special Share shall be determinative of the number of Pre-Emptive Right Securities required to maintain the Minimum Percentage and shall be binding on the Corporation.

2.6                               Subject to the provisions hereof, the Pre-Emptive Right shall, in each instance, be exercisable by the holder of the Special Share at any time during a period of ten (10) Business Days following receipt in accordance with Section 2.5 of a Triggering Event Notice, and during such period the holder of the Special Share shall deliver an irrevocable notice (an “Exercise Notice”) in writing addressed to the Corporation confirming that it will exercise the Pre-Emptive Right in respect of such Triggering Event and specifying the number of Pre-Emptive Right Securities that it will purchase. If the Corporation does not receive an Exercise Notice in respect of a Triggering Event Notice within such ten (10) Business Day period, the holder of the Special Share shall be deemed to have not exercised the Pre-Emptive Right in respect of the Triggering Event to which such Triggering Event Notice relates and the Pre-Emptive Right shall be deemed to have expired in respect of such Triggering Event.

2.7                               Subject to applicable law, the Pre-Emptive Right Closing of the issue of the Pre-Emptive Right Securities shall occur on the Triggering Event Closing Date or such other date as the Corporation and the holder of the Special Share may agree upon.

2.8                               The obligation of the Corporation to consummate the sale of the Pre-Emptive Right Securities under this Section 2 is subject to the fulfilment, prior to or at the Pre-Emptive Right Closing, of each of the following conditions, any of which may be waived by the Corporation in writing:

(a)                                 there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Section 2 nor shall there be any legal proceeding pending before any court or governmental authority seeking to prohibit the consummation of the transactions contemplated by this Section 2;

(b)                                 no applicable law shall have been enacted by any governmental authority which prohibits the consummation of the transactions contemplated by this Section 2 or makes such consummation illegal;

(c)                                  the closing of the issue and sale of the securities constituting the Triggering Event shall have occurred prior to, or shall occur concurrently with, the Pre-Emptive Right Closing;

(d)                                 any stock exchange upon which the Common Shares shall then be listed and whose approval is required shall have approved the issue and sale of such Pre-Emptive Right Securities; and

(e)                                  if the Triggering Event is effected on a prospectus exempt basis, the holder of the Special Share shall have provided evidence satisfactory to the Corporation, acting reasonably, that the issue and sale of the Pre-Emptive Right Securities is also exempt from the prospectus and registration requirements, or the equivalent thereof, in all applicable jurisdictions. For this purpose, factual representations and warranties made in favour of the Corporation by the holder of the Special Share purchasing Pre-Emptive Right Securities pursuant to its Pre-Emptive Right shall be deemed to be satisfactory evidence.

2.9                               The obligation of the holder of the Special Share to consummate the purchase of the Pre-Emptive Right Securities under this Section 2 is subject to the fulfilment, prior to or at the Pre-Emptive Right Closing, of each of the following conditions, any of which may be waived by the holder of the Special Share in writing:

(a)                                 there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Section 2, nor shall there be any legal proceeding pending before any court or governmental authority seeking to prohibit the consummation of the transactions contemplated by this Section 2;

(b)                                 no applicable law shall have been enacted by any governmental authority which prohibits the consummation of the transactions contemplated by this Section 2 or makes such consummation illegal; and

(c)                                  any stock exchange upon which the Common Shares shall then be listed and whose approval is required shall have approved of the issue and sale of such Pre-Emptive Right Securities.

2.10                        At or prior to the time of the Pre-Emptive Right Closing,

(a)                                 the Corporation shall deliver, or cause to be delivered, to the holder of the Special Share certificates evidencing the Pre-Emptive Right Securities registered in the name of or otherwise credited to the holder of the Special Share;

(b)                                 the holder of the Special Share shall deliver or cause to be delivered to the Corporation payment of the Purchase Price by certified cheque or wire or other electronic funds transfer; and

(c)                                  the parties shall deliver any documents reasonably required to evidence satisfaction of the conditions set out in Sections 2.8 and 2.9.

2.11                        Nothing herein contained or done pursuant hereto shall obligate the holder of the Special Share to purchase or pay for, or shall obligate the Corporation to issue, the Pre-Emptive Right Securities except upon the exercise by the holder of the Special Share of the Pre-Emptive Right in accordance with the provisions of this Section 2 and compliance with all other conditions precedent to such issue and purchase contained in this Section 2.

(a)                                 The holder of the Special Share shall not have any rights whatsoever as a holder of any of the Pre-Emptive Right Securities (including any right to receive dividends or other distributions therefrom or thereon) until the holder of the Special Share shall have duly acquired the Pre-Emptive Right Securities.

Warrants

As of December 31, 2012, the Corporation had 2,000,000 warrants outstanding, which were issued pursuant to the Credit Facility.  Each of the warrants allows the holder thereof to purchase one Common Share of the Corporation at an exercise price of $1.68 until January 6, 2015. The Corporation’s stock price at the date of the grant was $1.32.  The terms of the warrants provide for adjustment in the number of Common Shares issuable upon the exercise of the warrants and/or the exercise price therefor upon the occurrence of certain events, including subdivision, consolidation or reclassification of Common Shares of the Corporation, the payment of stock dividends or the amalgamation of the Corporation.

Stock Options

The following table provides details on options granted under the Corporation’s stock option plan that are outstanding as of December 31, 2012:

	No. of Options	Exercise Price	Expiration Date
	1,225,500	$0.50	August 4, 2014
	150,000	$0.50	September 9, 2014
	225,000	$1.50	December 1, 2014
	391,666	$1.50	January 25, 2015
	1,000,000	$1.85	May 13, 2015
	200,000	$1.85	June 21, 2015
	200,000	$1.85	July 12, 2015
	875,000	$1.73	September 23, 2015
	450,000	$1.63	June 15, 2016
	1,326,667	$1.43	August 24, 2016
	150,000	$1.31	January 18, 2017
	1,150,000	$0.91	December 7, 2017
Total:	7,343,833

The Corporation’s stock option plan (the “Plan”) was adopted by the Board on August 4, 2009 and was amended on March 11, 2010 and January 13, 2011. The purpose of the Plan is to advance the interests of the Corporation and its shareholders by ensuring that the interests of selected directors, officers, employees and consultants are aligned with the success of the Corporation, encouraging stock ownership by such persons and providing compensation opportunities to attract, retain and motivate such persons.

Participants — Eligible employees, officers and directors of the Corporation and/or its designated affiliates and eligible consultants may be designated by the Board to participate in the Plan.

Plan Data — Under the terms of the Plan, the maximum number of Common  Shares that may be issued at any time and from time to time under the Plan shall be equal to 10% of the Common Shares issued and outstanding from time to time.

Insider and Other Limits - Without disinterested shareholder approval: (i) the number of Common Shares reserved for issuance pursuant to the Plan, and all other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares to insiders shall not exceed 10% of the outstanding Common Shares at the time of granting of options; (ii) the number of Common Shares which may be issued to insiders within a one-year period shall not exceed 10% of the outstanding Common Shares at the time of granting of options; (iii) the number of Common Shares which may be issued to any one insider and such insider’s associates within a one-year period shall not exceed 5% of the outstanding Common Shares at the time of granting of options; and (iv) no reduction shall be made in the exercise price of the Options granted to any person who is an insider at the time of the proposed reduction.

Exercise Price — Under the terms of the Plan, the exercise price of an option is the “fair market value” of a Common Share on the date of grant of the option.  While listed on the TSX, the “fair market value” of a Common Share on the date of grant of the option is determined by reference to the last reported sale price at which Common Shares traded on the TSX on the day before the date of grant or, the last reported sale price which Common Shares traded on the TSX on the day of the date of grant at the close of trading, or if there is no reported sale price at which Common Shares traded on the TSX on the date of grant, the last reported sale price at which Common Shares traded on the TSX prior to the date of grant.

Vesting — The vesting schedule for any option outstanding under the Plan shall be determined by the Board and shall be stated in the option agreement to be entered into between each optionee and the Corporation.

Term — Unless otherwise determined by the Board, all options outstanding under the Plan shall expire on the 10th anniversary of the date the options are granted.  To date all options granted have had a five year exercise period.

Termination — If an event of termination occurs in respect of a participant who is holding options, then, without further consideration or payment to the participant: (a) the participant shall cease to be eligible to receive further grants of options under the Plan; (b) all options that are unvested options held by the participant shall, unless otherwise determined by the Board in its sole discretion, automatically be cancelled and terminated; (c) subject to (d), all options that are vested options of the participant may be exercised by the participant (or in the case of death by the person or persons to whom the participant’s rights under the relevant option agreement pass by the participant’s will or the laws of descent and distribution) before the earlier of: (i) the expiry date of the option; and (ii) one year after the termination date; and any vested options that are not exercised or cancelled prior to the earlier of the above dates shall be cancelled on such earlier date; and (d) notwithstanding (c), on the occurrence of an event of termination  that is: (i) a termination of employment for cause; (ii) a termination of service for breach of fiduciary duty; or (iii) a termination of consulting relationship by virtue of a breach of the consulting agreement, all unvested options and all vested options held by such participant shall automatically be forfeited and cancelled, and no option held by such participant may be exercised following such termination.

Assignability - The options and all benefits and rights accruing to a participant in accordance with the terms and conditions of the Plan and any option agreement shall not be transferable and cannot be assigned, charged, pledged or hypothecated, or otherwise alienated, by the participant whether voluntarily, involuntarily, by operation of law or otherwise, except that upon a participant’s death, vested options, benefits  and rights may pass by the participant’s will or the laws of descent and distribution to the legal representative of the participant’s estate or any other person who acquires his or her vested options by bequest or inheritance.

Amendments Provisions — The Corporation may amend or modify the Plan or the terms of any option as the Board deems necessary or advisable provided that no such amendment shall adversely affect any accrued and vested rights of a participant or alter or impair any option previously granted to that participant, without the consent of the participant.  Any amendment to the Plan shall: (a) be subject to any regulatory approvals, where required, including the approval of the TSX, where required; (b)           be subject to shareholder approval in accordance with the rules of the TSX in circumstances where the amendment, modification or change to the Plan or option would: (i) reduce the exercise price of an option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person); (ii)  extend the term of an option beyond the original option period (except if such period is being extended by virtue of a blackout period extension); (iii) increase the fixed maximum percentage of issued and outstanding Common Shares which may be issued pursuant to the Plan; (iv) permit any options granted under the Plan to be transferable or assignable other than for normal estate planning or estate settlement purposes; (v) increase the length of the ten business day period referred to in the blackout period extension provisions of the Plan; (vi) increase the limits relating to the issuance of options to insiders; (vii) introduce a share appreciation right feature, payable in cash or Common Shares, without such feature providing for a full deduction of the number of underlying Common Shares from the Plan maximum, as applicable; (viii) provide for other types of compensation through equity issuances, such as deferred or share unit provisions, which result in participants and/or optionees receiving Common Shares while no cash consideration is received by the Corporation; (ix) amend the amendment provisions; or (x) be required to be approved by shareholders under applicable law (including, the rules and regulations of the TSX); provided, however, that shareholder approval shall not be required where the change to an option results from the application of the adjustment or change of control provisions of the Plan; (c)                  not be subject to shareholder approval in circumstances where the amendment, modification or change to the Plan or option would: (i) be of a “housekeeping nature”, including any amendment to the Plan or an option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or an option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein; (ii) be necessary for options to qualify for favourable treatment under applicable tax laws; (iii) alter, extend or accelerate any vesting terms or conditions in the Plan or any option; (iv) introduce, amend or modify any mechanics for exercising any option (including relating to a cashless exercise feature or an automatic exercise feature); (v) change the option period or change any  termination provision in the Plan or any option (for example, relating to termination of employment, resignation, retirement or death), provided that such change does not entail an extension beyond the original option period of such option (other than such period being extended by virtue of a blackout period extension); (vi) introduce a share appreciation right feature, payable in cash or Common Shares, provided that such feature provides for a full deduction of the number of underlying Common Shares from the Plan maximum, as applicable; (vii) change the application of section 14 of the Plan (Certain Adjustments) or section 18 of the Plan (Change of Control); (viii) add a form of financial assistance or amend a financial assistance provision which is adopted; (ix) change the participants under the Plan; or (x) suspend or terminate the Plan.

Amendments to the Plan — Effective January 13, 2011, the Board amended the Plan to update the withholding tax provisions. Effective January 1, 2011, the Corporation is required to withhold taxes from the taxable benefit on the issuance of Common Shares on the exercise of options, even when there is no cash payment from which to deduct the taxes. The Corporation must remit the required withholding taxes with its other payroll deductions for the pay period in which the Common Shares are issued on the exercise of options. The new withholding tax provisions permit the Corporation to take such steps as it considers necessary or appropriate for the deduction and withholding of any taxes and other required source deductions which the Corporation is required by any law or regulation of any governmental authority whatsoever to remit in connection with the Plan, any options, the exercise or surrender by a participant of any option or any issuance of any Common Shares.  Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit from any cash remuneration or other amount payable to the participant, whether or not related to the Plan, any options, the exercise or surrender by a participants of any options or the issuance of any Common Shares; (ii) allow the participant to make a cash payment to the Corporation equal to the amount required to be remitted, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the participant; or (iii) sell, on behalf of the participant, that number of Common Shares to be issued upon the exercise of options such that the amount withheld by the Corporation from the proceeds of such sale will be sufficient to satisfy any taxes required to be remitted by the Corporation for the account of the participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a participant on the exercise of any option may be made conditional upon the participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted for the account of the participant.

Also on January 13, 2011, the Board added a cashless exercise feature to the Plan to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in an exercise notice if the Common Shares issuable on the exercise are to be immediately sold.  In such case, the following procedure will be followed: (a) the participant will, directly or through an intermediary, instruct a broker selected by the participant to sell through the stock exchange or market on which the Common Shares are listed or quoted, the Common Shares issuable on the exercise of vested options, as soon as possible at the then applicable bid price of the Common Shares; (b) on the trade date, the participant will deliver the exercise notice including details of the trades to the

Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the vested options, against payment by the broker to the Corporation of (i) the exercise price for such Common Shares; and (ii) the tax remittance amount; and (c) the broker will deliver to the participant the remaining proceeds of sale, net of the brokerage commission.

The above amendments to the Plan have been approved by the TSX and did not require shareholder approval.

MARKET FOR SECURITIES

The Common Shares of Lithium Americas Corp. are listed for trading on the Toronto Stock Exchange under the symbol “LAC”. The below trading information chart chronicles the monthly trading history of the Common Shares during the twelve months ending December 31, 2012.

Month	High ($)	Low ($)	Close ($)	Share Volume
January 2012	1.42	1.21	1.21	571,585
February 2012	1.45	1.15	1.27	766,740
March 2012	1.22	1.00	1.03	873,751
April 2012	1.40	1.05	1.22	1,721,981
May 2012	1.27	0.72	0.76	1,053,811
June 2012	1.03	0.71	0.90	577,643
July 2012	0.98	0.85	0.92	236,050
August 2012	1.25	0.82	1.02	1,554,464
September 2012	1.12	0.95	1.04	932,148
October 2012	1.09	0.92	0.93	524,184
November 2012	1.06	0.89	0.96	743,399
December 2012	0.97	0.82	0.88	440,282

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the name, province or state, and country of residence, positions and offices held with the Corporation, the period during which each director has served as a director and the principal occupations of each of the directors and executive officers as of the date hereof. Directors of the Corporation hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

Name, Province or State and Country of Residence	Positions(s) held with Corporation	Principal Occupation, Business or Employment	Year became a Director
W. Thomas Hodgson(2)(5) Ontario, Canada	Executive Chairman and Director	Officer of the Corporation	2010

Name, Province or State and Country of Residence	Positions(s) held with Corporation	Principal Occupation, Business or Employment	Year became a Director
Waldo Perez(4) Mendoza, Argentina	President, Chief Executive Officer and Director	Officer of the Corporation	2009
David D’Onofrio(1) Ontario, Canada	Director	Chief Financial Officer of PowerOne Capital Markets Limited	2009
John Kanellitsas(1)(3)(4)(5) Idaho, U.S.A.	Director	Chief Operating Officer and Chief Compliance Officer of Geologic Resource Partners LLC	2011
Constantine Karayannopoulos(3)(5) Ontario, Canada	Director	Interim Chief Executive Officer of Molycorp, Inc.	2010
Franco Mignacco(2)(4) Jujuy, Argentina	Director	President of Grupo Minero Los Boros S.A.	2009
George E. Pirie(2)(3) Ontario, Canada	Director	Chief Executive Officer of San Gold Corp.	2010
Douglas Reeson(1) Ontario, Canada	Director	Business Executive CEO and President of Gossan Resources Limited	2010
Michael Cosic Ontario, Canada	Chief Financial Officer	Officer of the Corporation	N/A
Paul Fornazzari Ontario, Canada	Corporate Secretary	Partner of the law firm Gowling Lafleur Henderson LLP	N/A

Notes:

(1)    Denotes a member of the Audit Committee.

(2)    Denotes a member of the Compensation Committee.

(3)    Denotes a member of the Corporate Governance and Nominating Committee.

(4)    Denotes a member of the Health, Safety and Environmental Committee.

(5)    Denotes a member of the Executive Committee responsible for overseeing the process of soliciting financing proposals for the development of the Corporation’s Cauchari-Olaroz Lithium Project.

During the five preceding years, all of our directors and executive officers have held the principal occupations noted opposite their respective names, except as follows:

•                  Mr. Hodgson was a consultant and advisor to the Chairman of Magna International Inc. and Magna Entertainment Corp. from May 2007 to May 2011.

•                  Mr. Perez was the Senior Vice-President of Exploration of Latin American Minerals Inc. from September 2006 to August 2009.

•                  Mr. D’Onofrio was a Manager with Collins Barrow LLP from July 2008 to October 2009 and with Deloitte & Touche LLP from January 2000 to June 2008.

•                  Mr. Karayannopoulos was the Chief Executive Officer of Neo Material Technologies Inc. from August 2005 to June 2012.

•                  Mr. Pirie was the Chief Executive Officer and President of Breakwater Resources Ltd. from June 2005 to November 2009 and Chief Executive Officer of Northern Star Mining from April 2010 to January 2011.

•                  Mr. Reeson was Chief Financial Officer of Soltoro Ltd. from May 2008 to April 2011 and Chief Financial Officer and Treasurer of Mengold Resources Inc. from June 2004 to April 2011.

•                  Mr. Cosic was Vice President of Business Development of ADP Canada from July 2006 to May 2009.

As at the date hereof, the directors and executive officers of the Corporation as a group beneficially owned or controlled or directed, directly or indirectly, 20,685,942 Common Shares representing approximately 26.8% of the outstanding Common Shares of the Corporation. The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction are exercised by the directors and executive officers, not being within the knowledge of the Corporation, has been furnished by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

The following information has been furnished by the directors and executive officers of the Corporation.

No director or executive officer of the Corporation is, as at the date hereof or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation), that:

•                 was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•                  was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no director or executive officer of the Corporation or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

•                  is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•                  has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

W. Thomas Hodgson, a director of the Corporation, was a director of MI Developments Inc. and Magna Entertainment Corp. and was named in a lawsuit commenced in the U.S. Bankruptcy Court for the District of Delaware by the Official Committee of Unsecured Creditors of Magna Entertainment Corp. on August 20, 2009.  Such lawsuit was settled and all claims under the lawsuit were deemed discharged under the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. Pursuant to Chapter 11 of the United States Bankruptcy Code as confirmed by a court order dated April 29, 2010.

George Pirie was engaged by Northern Star Mining Corp. in early 2010 to act as director and Chief Executive Officer to lead the restructuring of the company’s finances and business plan.  Prior to Mr. Pirie’s resignation, the company decided, on the advice of counsel, not to seek a further extension of the insolvency proceeding and, as a result, the company and its subsidiary, Jake Resources Ltd., became bankrupt.

No director or executive officer of the Corporation or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

•                  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of the Corporation and its subsidiaries are also directors, officers and shareholders of other companies and conflicts may arise between their duties as directors or officers of the Corporation and its subsidiaries and as directors, officers or shareholders of other companies.  All such possible conflicts are required to be disclosed in accordance with the requirements of the Business Corporations Act (Ontario) and the Corporation’s Code of Business Conduct and Ethics and those concerned are required to govern themselves in accordance with the obligations imposed upon them by law and such code.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

There are no legal proceedings, actual or contemplated, to which the Corporation is or was a party to, or any of its properties are or were the subject of except as follows:

Latin American Minerals S.A. (“LAT Argentina”) entered into a binding letter of intent regarding an option agreement to purchase the Maria Victoria Mining Claim in the Olaroz salt lake region from its owner, Santa Rita SRL. The owner defaulted on its obligations thereunder and on September 8, 2009, LAT Argentina commenced legal proceedings against Santa Rita in the Civil and Commercial Court in Argentina to force Santa Rita SRL to perform its obligations under such agreement. The litigation is ongoing and there is no counterclaim against LAT Argentina. Further to a property purchase agreement between the Corporation, Minera and LAT Argentina, LAT Argentina has agreed to assign its rights to the Maria Victoria Mining Claim or any damages awarded resulting from such legal proceedings to Minera upon the resolution of the litigation.

Regulatory Actions

Management of the Corporation knows of no:

(a)                                 penalties or sanctions imposed against the Corporation by a court relating to provincial and territorial securities legislation or by a securities regulatory authority during the year ended December 31, 2012;

(b)                                 other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision; and

(c)                                  settlement agreements the Corporation entered into before a court relating to provincial and territorial securities legislation or with a securities regulatory authority during the year ended December 31, 2012.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below, no director, executive officer, a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class or series of the Corporation’s issued and outstanding voting securities (a “Principal Shareholder”) or any associate or affiliates of any of the foregoing persons or companies, have any material interest, direct or indirect, in any transaction of the Corporation since incorporation on April 28, 2009 to the date hereof that has materially affected or is reasonably expected to materially affect the Corporation.

Arrangement with Magna International Inc.

Pursuant to the subscription agreement dated September 9, 2009 entered into between Symatec, a wholly-owned subsidiary of Magna International Inc., and the Corporation, Symatec acquired 7,500,000 Common Shares for an aggregate subscription price of $3,750,000 and became a Principal Shareholder. This subscription was subject to certain conditions, evidenced in an agreement dated September 9, 2009 between Symatec and the Corporation, and the amended articles of the Corporation dated September 9, 2009. This agreement was subsequently amended and restated as evidenced by the Symatec Agreement and the amended articles of the Corporation dated April 28, 2010.  See “General Development of the Business — Arrangement with Magna International Inc.”.

Arrangement with Magna Construcciones

The Corporation employed a construction company, Magna Construcciones, related to a director of the Corporation, Franco Mignacco.  During the 10 month period ended December 31, 2012 this company was contracted to provide services to the Corporation for $12,000, of which $2,000 was recorded as an amount due to related parties in the Corporation’s financial statements to date.  These transactions were in the normal course of business and were measured at the exchange amount established and agreed to by the related parties.

Stand-by Line of Credit with Shareholders

In January 2012, the Corporation secured a $10 million stand-by Credit Facility from a syndicate of shareholders comprised of Geologic Resource Partners LLC, Pinetree Capital Ltd, and PowerOne Capital Markets Limited.  This Credit Facility is a Canadian denominated credit facility and is secured by a general security agreement which provides a first charge over all of the assets of the Corporation.  The Corporation had the ability to draw down amounts in increments of $2 million, with repayment of any draw downs to be made by January 6, 2015.  Interest accrues at 9.00% per annum, calculated daily and payable semi-annually.  On August 3, 2012, the Corporation’s Credit Facility was amended.  The significant amendments to the agreement included a reduction of the minimum draw down increments of $2 million to $1 million, and PowerOne Capital Markets Limited’s assignment of half of their interest in the Credit Facility to 2215211 Ontario Inc. (another shareholder of the Corporation).  All other terms of the agreement remained substantially the same under the terms of the amended facility.  As of the date hereof, the Corporation has drawn down $5 million under the Credit Facility.

In consideration for the lenders’ commitment under the Credit Facility, the Corporation issued the lenders, in aggregate, 2 million common share purchase warrants of the Corporation.  Each warrant is exercisable into one common share of the Corporation until January 6, 2015 at a price of $1.68.  The Corporation’s stock price at the date of the grant was $1.32.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Corporation’s common shares is Olympia Transfer Services Inc. located at 120 Adelaide Street West, Toronto, Ontario M5H 1T1.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Corporation since incorporation on April 28, 2009 to the date hereof which are currently in effect and considered to be currently material:

1.                                      The Symatec Agreement. See “General Development of the Business — Arrangement with Magna International Inc.”

2.                                      The Mitsubishi Agreement.  See “General Development of the Business — Arrangement with Mitsubishi Corporation”

3.                                      The JEMSE LOI.  See “General Development of the Business — Development of the Cauchari-Olaroz Lithium Project”

4.                                      The Los Boros Agreement.  See below.

On June 1, 2009, Minera entered into a prospecting agreement with usufruct option (the “Los Boros Agreement”) with Grupo Minero Los Boros S.A. (“Los Boros”) for the acquisition of a usufruct option for the exploration and exploitation of the subsurface brine salts on the Cauchari-Olaroz Lithium Project held by Los Boros. Pursuant to the terms of the Los Boros Agreement, Los Boros was granted, among other consideration, 3,000,000 Common Shares and a 3% net profit royalty.

INTERESTS OF EXPERTS

The following persons or companies whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company are named in this Annual Information Form as having prepared or certified a report, valuation, statement or opinion described in this Annual Information Form:

(i)                                     ARAWP co-authored the PEA and the FS; the designated professionals of ARAWP did not own any securities of the Corporation as of April 30, 2011 and July 11, 2012 and have not received from the Corporation any securities of the Corporation since April 30, 2011;

(ii)                                  GWI co-authored the Resource Estimate, PEA and the FS; the designated professionals of GWI did not own any securities of the Corporation as of December 6, 2010, April 30, 2011 and July 11, 2012 and have not received from the Corporation any securities of the Corporation since December 6, 2010;

(iii)                               AQR co-authored the FS; the designated professionals of AQR did not own any securities of the Corporation as of July 11, 2012 and have not received from the Corporation any securities of the Corporation since July 11, 2012.

(iv)                              Deloitte LLP, Chartered Accountants and Licensed Public Accountants, is independent of the Issuer in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit Committee Charter

A copy of the Corporation’s Audit Committee charter, which was adopted on September 18, 2009, is attached to this document as Appendix A.

Composition of the Audit Committee

Currently, the Audit Committee is composed of the following three directors: Messrs. D’Onofrio, Reeson, and Kanellitsas, all of whom are considered “financially literate” (as such term is defined in NI 52-110). Messrs. D’Onofrio, Kanellitsas and Reeson are considered “independent” (as such term is defined in NI 52-110).

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member are summarized below:

Name	Education and Experience

David D’Onofrio

Mr. D’Onofrio is a chartered accountant and holds a Masters of Taxation degree, and was a Manager with CollinsBarrow LLP and Deloitte & Touche LLP where he practiced in both Audit and Tax advisory roles. Mr. D’Onofrio has also previously acted as a member and/or chair of the audit committee for other Exchange and TSXV listed companies.

Douglas Reeson

Mr. Reeson holds an M.B.A. and is a business executive with over 25 years experience as an officer and director of a number of junior public companies. Mr. Reeson is currently the Chairman of the Audit Committee and a director of Colossus Minerals Inc., Mega Uranium Ltd., and Soltoro Ltd. Previously, he held a number of positions in the investment industry including the Executive Director of the TSE; Vice-President and Director of Davidson Partners, Midland Doherty & Yorkton Securities; and as an Investment Analyst at Burns-Fry. Mr. Reeson resides in Toronto and holds undergraduate (1972) and graduate (1974) degrees from York University.

John Kanellitsas

Mr. Kanellitsas is the Chief Operating Officer of Geologic Resource Partners, an investment manager focusing on global mining and metals resource industries. He has worked in financial markets and asset management for over two decades with positions at prominent investment banks and money management firms in San Francisco, New York and Sun Valley, Idaho. He has been a director of numerous private and public companies and currently serves as Co-Chairman of the Board of Kiska Metals Corporation. Mr. Kanellitsas has a Masters of Business Administration from University of California at Los Angeles.

Reliance on Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on any exemptions from the requirements of NI 52-110.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, no recommendation of the Audit Committee to nominate or compensate an external auditor was not adopted by the Board.

Pre-Approval Policies and Procedures

As of the date hereof, the Audit Committee has not adopted specific pre-approval policies and procedures for the engagement of non-audit services. All non-audit services to be provided to the Corporation or its subsidiary by the Corporation’s auditor must be pre-approved by the Audit Committee.

External Auditor Services Fees (By Category)

For the ten month period ended December 31, 2012 and year ended February 29, 2012 Deloitte LLP received fees as detailed below:

	December 31, 2012		February 29, 2012
Audit Fees		$133,177	$179,000
Audit-Related Fees		$9,855	$11,780
Tax Fees	$	nil	$10,882
All Other Fees (1)	$	nil	$212,639
Total Fees		$143,032	$414,301

Notes:

(1)         These fees relate to assistance in the search for strategic investors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans are contained in the Corporation’s information circular for its upcoming annual meeting of shareholders. Additional information is also provided in the Corporation’s financial statements and MD&A for its most recently completed financial year.

APPENDIX A

AUDIT COMMITTEE CHARTER

I.                                        MANDATE AND PURPOSE OF THE COMMITTEE

The Audit Committee (the “Committee”) of the board of directors (the “Board”) of Lithium Americas Corp. (the “Company”) is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities relating to:

(a)                                 the integrity of the Company’s financial statements;

(b)                                 the qualifications, independence and performance of the Company’s auditor;

(c)                                  internal controls over financial reporting and disclosure controls and procedures;

(d)                                 the Company’s compliance with legal and regulatory requirements, as they relate to the Company’s financial statements; and

(e)                                  performing the additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

II.                                   AUTHORITY

The Committee has the authority to:

(a)                                 engage and compensate independent counsel and other advisors as it determines necessary or advisable to carry out its duties; and

(b)                                 communicate directly with the Company’s auditor.

The Committee has the authority to delegate to individual members or subcommittees of the Committee.

III.                              COMPOSITION AND EXPERTISE

The Committee shall be composed of a minimum of three members, each whom is a director of the Company. Each Committee member must be “independent” and “financially literate” as such terms are defined under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees, subject to any available exemptions.

Committee members shall be appointed annually by the Board at the first meeting of the Board following each annual meeting of shareholders. Committee members hold office until the next annual meeting of shareholders or until they are removed by the Board or cease to be directors of the Company.

The Board shall appoint one member of the Committee to act as Chair of the Committee. If the Chair of the Committee is absent from any meeting, the Committee shall select one of the other members of the Committee to preside at that meeting.

IV.                               MEETINGS

Any member of the Committee or the auditor may call a meeting of the Committee. The Committee shall meet at least four times per year and as many additional times as the Committee deems necessary to carry out its duties. The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and senior management.

Notice of the time and place of every meeting shall be given in writing to each member of the Committee, at least 48 hours (excluding holidays) prior to the time fixed for such meeting. The Company’s auditor shall be given notice of every meeting of the Committee and, at the expense of the Company, shall be entitled to attend and be heard thereat. If requested by a member of the Committee, the Company’s auditor shall attend every meeting of the Committee held during the term of office of the Company’s auditor.

A majority of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present in person or by means of such telephonic, electronic or other communications facilities as to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

The Committee may invite such directors, officers and employees of the Company and advisors as it sees fit from time to time to attend meetings of the Committee.

The Committee shall meet without management present whenever the Committee deems it appropriate.

The Committee shall appoint a Secretary who need not be a director or officer of the Company. Minutes of the meetings of the Committee shall be recorded and maintained by the Secretary and shall be subsequently presented to the Committee for review and approval.

V.                                    COMMITTEE AND CHARTER REVIEW

The Committee may conduct an annual review and assessment of its performance, effectiveness and contribution, including a review of its compliance with this Charter. The Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board.

The Committee may also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, and may also consider requirements and guidelines established by Canadian securities regulators and stock exchanges, and shall recommend changes to the Board thereon.

VI.                               REPORTING TO THE BOARD

The Committee shall report to the Board in a timely manner with respect to each of its meetings held. This report may take the form of circulating copies of the minutes of each meeting held.

VII.                          DUTIES AND RESPONSIBILITIES

(a)                                 Financial Reporting

The Committee is responsible for reviewing and recommending approval to the Board of the Company’s financial statements, MD&A and annual and interim earning press releases before the Company publicly discloses this information.

The Committee is also responsible for:

(i)                                     engaging the Company’s auditor to perform a review of the interim financial statements and receiving from the Company’s auditor a formal report on the auditor’s review of such interim financial statements;

(ii)                                  discussing with management and the Company’s auditor the quality of applicable reporting standards, not just the acceptability thereof;

(iii)                               discussing with management any significant variances between comparative reporting periods;

(iv)                              establishing adequate procedures for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assessing the adequacy of these procedures; and

(v)                                 in the course of discussion with management and the Company’s auditor, identifying problems or areas of concern and ensuring such matters are satisfactorily resolved.

(b)                                 Auditor

The Committee is responsible for recommending to the Board:

(i)                                     the auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(ii)                                  the compensation of the Company’s auditor.

The Company’s auditor is required to report directly to the Committee. The Committee is directly responsible for overseeing the work of the Company’s auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the Company’s auditor regarding financial reporting.

(c)                                  Relationship with the Auditor

The Committee is responsible for reviewing the proposed audit plan and proposed audit fees. The Committee is also responsible for:

(i)                                     establishing effective communication processes with management and the Company’s auditor so that it can objectively monitor the quality and effectiveness of the auditor’s relationship with management and the Committee;

(ii)                                  receiving and reviewing regular feedback from the auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditor’s final report;

(iii)                               reviewing, at least annually, a report from the auditor on all relationships and engagements for non-audit services that may be reasonably thought to bear on the independence of the auditor; and

(iv)                              meeting in camera with the auditor whenever the Committee deems it appropriate.

(d)                                 Accounting Policies

The Committee is responsible for:

(i)                                     reviewing the Company’s accounting policies to ensure completeness and acceptability with applicable reporting standards as part of the approval of the financial statements;

(ii)                                  discussing and reviewing the impact of proposed changes in accounting standards and other legislation applicable to the Company;

(iii)                               reviewing with management and the auditor any proposed changes in major accounting policies and key estimates and judgments that may be material to financial reporting; and

(iv)                              discussing with management and the auditor the acceptability, degree of aggressiveness/conservatism and quality of underlying accounting policies and key estimates and judgments.

(e)                                  Risk and Uncertainty

The Committee is responsible for reviewing, as part of its approval of the financial statements and their uncertainty notes and disclosures.

The Committee, in consultation with management, will identify the principal business risks and decide on the Company’s “appetite” for risk. The Committee is responsible for reviewing related risk management policies and recommending such policies for approval by the Board. The Committee is then responsible for communicating and assigning to the applicable Board committee such policies for implementation and ongoing monitoring.

The Committee is responsible for requesting the auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed or controlled.

(f)                                   Controls and Control Deviations

The Committee is responsible for reviewing:

(i)                                     the plan and scope of the annual audit with respect to planned reliance and testing of controls; and

(ii)                                  major points contained in the auditor’s management letter resulting from control evaluation and testing.

The Committee is also responsible for receiving reports from management when significant control deviations occur.

(g)                                  Compliance with Laws and Regulations

The Committee is responsible for reviewing regular reports from management and others (e.g. auditors) concerning the Company’s compliance with financial related laws and regulations, such as:

(i)                                     tax and financial reporting laws and regulations;

(ii)                                  legal withholdings requirements;

(iii)                               environmental protection laws; and

(iv)                              other matters for which directors face liability exposure.

VIII.                     NON-AUDIT SERVICES

All non-audit services to be provided to the Company or its subsidiary entities by the Company’s auditor must be pre-approved by the Committee.

IX.                              SUBMISSION SYSTEMS AND TREATMENT OF COMPLAINTS

The Committee is responsible for establishing procedures for:

(a)                                 the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)                                 the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

X.                                   HIRING POLICIES

The Committee is responsible for reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.